As filed with the Securities and Exchange Commission on August 22, 2013.	Registration No. 333-190513

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3 to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Independent Bank Corporation
(Exact name of registrant as specified in its charter)

Michigan	6021	38-2032782
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

230 West Main Street
Ionia, Michigan 48846
(616) 527-5820
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert N. Shuster
Chief Financial Officer
230 West Main Street
Ionia, Michigan 48846
(616) ~~5~~22-1765
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael G. Wooldridge	Tom W. Zook
Varnum LLP	Lewis, Rice & Fingersh, L.C.
333 Bridge Street, P.O. Box 352	600 Washington Avenue, Suite 2500
Grand Rapids, Michigan 49501-0352	St. Louis, Missouri 63101
(616) 336-6000	(314) 444-7600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete this offer and sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 22, 2013

PROSPECTUS

11,500,000 Shares

Common Stock

We are offering [●] shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol "IBCP".  As of August 21, 2013, the closing sale price for our common stock on the Nasdaq Global Select Market was $8.70 per share.  Please see "Market Price and Dividend Information" on page 31 for more information.

Investing in our common stock involves risks.  We encourage you to read and carefully consider this prospectus in its entirety, in particular the risk factors beginning on page 20 as well as other information in any documents we incorporate by reference into this prospectus, for a discussion of factors that you should consider with respect to this offering.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

This is a firm commitment underwriting.  The underwriters have the option to purchase up to an additional [●] shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus solely to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about [●], 2013.

The shares of common stock offered are not savings accounts, deposits, or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Keefe, Bruyette & Woods
                            A Stifel Company

Sandler O'Neill + Partners, L.P.

Boenning & Scattergood, Inc.

The date of this prospectus is [●], 2013.

You should rely only on the information contained in this prospectus and any "free writing prospectus" we authorize to be delivered to you.  We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus and any such "free writing prospectus."  If anyone provides you with different or inconsistent information, you should not rely on it.  We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where those offers and sales are permitted.  The information contained in this prospectus and any such "free writing prospectus" is accurate only as of their respective dates.  Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered and the risks of investing in our common stock.  You should read this prospectus and the additional information about us described in the section entitled "Where You Can Find More Information" before making your investment decision.

As used in this prospectus, the terms "we," "our," "us," and "IBC" refer to Independent Bank Corporation and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to "our bank" or "Independent Bank" in this prospectus, we are referring to Independent Bank, a Michigan banking corporation and wholly-owned subsidiary of Independent Bank Corporation.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which forms a part of a registration statement filed with the Securities and Exchange Commission (the "SEC"), does not contain all of the information set forth in the registration statement.  For further information with respect to us and the securities offered, reference is made to the registration statement.

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

Discussions and statements in this prospectus that are not statements of historical fact, including, without limitation, statements that include terms such as "will," "may," "should," "believe," "expect," "forecast," "anticipate," "estimate," "project," "intend," "likely," "optimistic" and "plan," and statements about future or projected financial and operating results, plans, projections, objectives, expectations, and intentions and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include, but are not limited to, our expected use of the proceeds received from this offering; descriptions of plans and objectives for future operations, products, or services; projections of our future revenue, earnings, or other measures of economic performance; forecasts of credit losses and other asset quality trends; predictions as to our bank's ability to maintain certain regulatory capital standards; our expectation that we will have sufficient cash on hand to meet expected obligations; and descriptions of steps we may take to further improve our capital position. These forward-looking statements express our current expectations, forecasts of future events, or long-term goals and, by their nature, are subject to assumptions, risks, and uncertainties.  Although we believe that the expectations, forecasts, and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including, the risks and uncertainties detailed under "Risk Factors" set forth in this prospectus and the following:

•	our ability to successfully raise new equity capital, effect a redemption of our outstanding convertible preferred stock held by the U.S. Treasury, exit the Troubled Asset Relief Program ("TARP"), bring quarterly payments on our trust preferred securities current, and otherwise implement our capital plan;

•
our receipt of regulatory approvals necessary for us to take certain actions pursuant to our capital plan, including our payment of accrued but unpaid dividends on our trust preferred securities, a return of capital from our subsidiary bank to our holding company to fund the payment of those accrued but unpaid dividends, and our redemption of the preferred stock and warrant held by the U.S. Treasury;

•	the failure of assumptions underlying the establishment of and provisions made to our allowance for loan losses;

•	the timing and pace of an economic recovery in Michigan and the United States in general, including regional and local real estate markets;

•	the ability of our bank to remain well-capitalized;

•	the failure of assumptions underlying our estimate of probable incurred losses from vehicle service contract payment plan counterparty contingencies, including our assumptions regarding future cancellations of vehicle service contracts, the value to us of collateral that may be available to recover funds due from our counterparties, and our ability to enforce the contractual obligations of our counterparties to pay amounts owing to us;

•	further adverse developments in the vehicle service contract industry;

•	the risk that sales of our common stock could trigger a reduction in the amount of net operating loss carryforwards that we may be able to utilize for income tax purposes;

•	the continued services of our management team; and

•	implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act or other new legislation, which may have significant effects on us and the financial services industry, the exact nature and extent of which cannot be determined at this time.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this prospectus, but the list is not intended to be all inclusive.  The risk factors disclosed in Part I – Item A of our Annual Report on Form 10-K for the year ended December 31, 2012, as updated by any new or modified risk factors disclosed in Part II – Item 1A of any subsequently filed Quarterly Report on Form 10-Q, include all known risks that our management believes could materially and adversely affect the results described by forward-looking statements in this prospectus.  However, those risks may not be the only risks we face.  Our results of operations, cash flows, financial position, and prospects could also be materially and adversely affected by additional factors that are not presently known to us, that we currently consider to be immaterial, or that develop after the date of this prospectus.  We cannot assure you that our future results will meet expectations. While we believe the forward-looking statements in this prospectus (including in the information incorporated in this prospectus by reference) are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We file annual, quarterly, and current reports, proxy statements, and other information with the SEC.  The SEC allows us to "incorporate by reference" the information we file with it. This means we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, filed separately with the SEC, except to the extent that any information contained in those documents is deemed "furnished" in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 13, 2013;
•	Quarterly Reports on Form 10-Q filed with the SEC on May 8, 2013, and August 8, 2013;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 13, 2013;

•	Current Reports on Form 8-K filed with the SEC on January 30, 2013; January 31, 2013; April 24, 2013; May 29, 2013, as amended on June 14, 2013; and August 1, 2013; and

•
The description of our capital stock contained in our Restated Articles of Incorporation, filed as Exhibit 3.1 to the Registration Statement on Form S-1 of which this prospectus is a part, and in our Amended and Restated Bylaws, filed as Exhibit 3.2 to our Current Report on Form 8-K dated December 8, 2008 (filed with the SEC on December 12, 2008).

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Independent Bank Corporation
230 Main Street
Ionia, Michigan 48846
(616) 527-5820

Any report or document incorporated by reference may be accessed on our website, http://www.independentbank.com.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a site, http://www.sec.gov, where the public may access reports, proxy and information statements, and other information regarding Independent Bank Corporation and other issuers that file electronically with the SEC.

SUMMARY

This summary does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus, including the "Risk Factors" section and those documents incorporated by reference. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any.

Investment Highlights

This "Summary" section contains an overview of our company and the investment opportunity described in this prospectus.  Key highlights of the investment opportunity are as follows:

•	We are a Michigan-based bank holding company with total assets of approximately $2.1 billion. Our subsidiary bank, Independent Bank, is one of the oldest banks in Michigan and operates 71 banking offices across the lower peninsula of Michigan. We are founded on a community banking philosophy and emphasize service and convenience as a principal means of competing in the delivery of financial services.

•	This offering is being conducted in an effort to allow us to exit from our participation in the U.S. Troubled Asset Relief Program ("TARP"). We plan to use the proceeds of this offering to redeem the preferred stock and related warrant held by the U.S. Department of the Treasury (the "Treasury") pursuant to TARP in accordance with the terms and conditions of that certain Securities Purchase Agreement, dated July 26, 2013, between us and the Treasury (the "Redemption Agreement").

•	Following this offering and our exit from TARP, we believe our bank will be in a position to take advantage of opportunities within Michigan as market conditions continue to stabilize and improve.

•	We believe there have been positive trends in the Michigan economy, including a reduction in unemployment rates and improvement in housing values. While we continue to exercise prudence in monitoring our loan portfolios, we are optimistic that our positive asset quality trends reflect both our disciplined approach to the credit problems we have faced as well as improving market conditions within Michigan.

•	We believe our competitive strengths include our historically strong net interest margin, our core deposit base, our experienced management team, our successful acquisition and integration history, and our position as a local community bank within our multiple banking markets.

•	Based on our financial performance over the past six quarters as well as our forecasts for future profitability, we have concluded that, as of June 30, 2013, the realization of our deferred tax assets is now more likely than not. As a result, in the second quarter of 2013, we reversed substantially all of the existing valuation allowance on our deferred tax assets. This resulted in recording an income tax benefit of $57.6 million.

•	We have deleveraged our loan portfolios and intend to employ our enhanced credit policies to focus our loan origination efforts on high quality commercial and consumer installment loans and on residential mortgage loans that are eligible for sale in the secondary market.

•	Our asset quality continues to improve. As of June 30, 2013, non-performing loans totaled $20.1 million, a reduction of $12.8 million, or 39.0%, during the first six months of 2013 and a reduction of $89.8 million, or 81.7%, since the end of 2009. Loan net charge-offs totaled $4.7 million during the first six months of 2013 compared to $12.9 million during the first six months of 2012. Total non-performing assets totaled $37.9 million at June 30, 2013, a reduction of $21.2 million, or 35.8%, during the first six months of 2013 and a reduction of $103.5 million, or 73.2%, since the end of 2009.

•	As of June 30, 2013, we were servicing approximately $1.7 billion in mortgage loans for other lenders on which servicing rights have been capitalized. This mortgage loan servicing function represents a significant amount of revenue for us, generating income of $2.3 million during the first six months of 2013.

•	Mepco Finance Corporation ("Mepco") is a wholly owned subsidiary of our bank that operates a vehicle service contract payment plan business throughout the United States. Beginning in 2009, Mepco experienced significant losses primarily as a result of the failure of one of its counterparties and other adverse changes in its market. However, we believe the current amount of reserves we have established for Mepco's business are appropriate given our estimate of probable incurred losses. In addition, we have significantly reduced the size of Mepco's business. Although such reduction has had an adverse impact on our net interest income, we believe the reduction was desirable in order for us to reduce the risk associated with this business and return to our core banking competencies. As of June 30, 2013, the net payment plan receivables held by Mepco represented approximately 3.6% of our consolidated assets, down from a high of 15.0% at July 31, 2009.

•	The second quarter of 2013 reflected our sixth consecutive quarter of profitability. We reported second quarter 2013 net income applicable to our common stock of $62.2 million, or $2.64 per diluted share, compared to net income applicable to our common stock of $3.2 million, or $0.11 per diluted share, in the second quarter of 2012. Second quarter 2013 results included a $57.6 million income tax benefit associated with the reversal of substantially all of our existing valuation allowance on deferred tax assets, as referenced above. We recorded net income applicable to common stock of $66.9 million, or $2.90 per diluted share, and $5.7 million, or $0.19 per diluted share, respectively, during the six months ended June 30, 2013 and 2012.

About Independent Bank Corporation

Independent Bank Corporation, headquartered in Ionia, Michigan, is a Michigan-based bank holding company providing commercial banking services to individuals, small to medium-sized businesses, community organizations, and public entities.  Our wholly-owned banking subsidiary, Independent Bank, was founded in 1864 and operates 71 banking offices that are primarily located in mid-sized Michigan communities such as Grand Rapids, Lansing, Troy, and Saginaw, as well as more rural and suburban communities throughout the lower peninsula of Michigan.

Our bank provides a comprehensive array of products and services to individuals and businesses in the markets we serve.  These products and services include checking and savings accounts, commercial loans, direct and indirect consumer financing, mortgage lending, and commercial and municipal treasury management services.  In addition, Mepco acquires and services payment plans used by consumers to purchase vehicle service contracts and similar products provided and administered by third parties.  We also offer title insurance services through a separate subsidiary of our bank and investment and insurance services through a third party agreement with Cetera Investment Services LLC.

Background to the Offering

In December 2008, we participated in TARP through the Treasury's investment of $72.0 million in shares of our preferred stock.  As described below, we have been deferring quarterly payments on the preferred stock held by the Treasury and our outstanding trust preferred securities as a means of preserving capital.  We have reached an agreement with the Treasury that will allow us to redeem the preferred stock (including all accrued and unpaid dividends) and warrant being held by the Treasury for an aggregate payment by us of $81.0 million, subject to the condition that we raise aggregate gross cash proceeds of at least $86.0 million through a sale of our common stock.  We are conducting this offering in order to satisfy that condition and raise the proceeds necessary to fund the redemption of these securities in order to exit the TARP program.  Set forth below is an overview of our recapitalization efforts, which have led to this offering.

Our bank began to experience rising levels of non-performing loans and higher provisions for loan losses in 2006 as the Michigan economy experienced economic stress ahead of national trends.  The bank incurred significant losses starting in the third quarter of 2008 and lasting through 2011.  Although the bank has now had six consecutive quarters of profitability, the losses it incurred pressured its capital ratios and resulted in us taking various actions, described below, to improve our capital position.

Prior to 2007, we operated through four separate Michigan bank charters.  In 2007, we reduced operating expenses by consolidating our four charters into a single Michigan bank charter.

In December 2008, we issued shares of our preferred stock with an original aggregate liquidation value of $72.0 million to the Treasury pursuant to TARP.  We also issued the Treasury a warrant to purchase 346,154 shares of our common stock.

In 2009, we retained financial and legal advisors to assist us in reviewing our capital alternatives.  Beginning in the fourth quarter of 2009, we discontinued cash dividends on our common stock and exercised our right to defer all quarterly distributions on our outstanding trust preferred securities, as well as on all shares of preferred stock issued to the Treasury under TARP.  We are currently still deferring all quarterly distributions on our outstanding trust preferred securities and on all shares of preferred stock held by the Treasury.

Since 2009, our board of directors has been focused on improving our bank's capital position in order to better position us to pursue our core business strategy and take advantage of opportunities in Michigan.  In December 2009, the board of directors of our bank adopted resolutions designed to enhance and strengthen our operations, performance, and financial condition.  Importantly, alongside other resolutions aimed at improving asset quality, earnings, liquidity, and risk management, the resolutions required our bank to achieve and maintain a minimum Tier 1 leverage ratio of 8% and a minimum total risk-based capital ratio of 11%.  In January 2010, our board of directors adopted a capital restoration plan (the "Capital Plan") that documented our objectives and plans for meeting these target ratios.  Although the Capital Plan has been modified from time to time since its initial adoption, the target capital ratios have remained the same.

Since late 2009, we have taken the following actions toward implementing our Capital Plan and achieving the minimum target ratios established by our board of directors:

•	On January 29, 2010, we held a special shareholder meeting at which our shareholders approved an increase in the number of shares of common stock we are authorized to issue from 60 million to 500 million. Our shareholders also gave the required shareholder approval for the conversion of preferred stock held by the Treasury into shares of our common stock and the issuance of shares of our common stock in exchange for our outstanding trust preferred securities.

•	On April 16, 2010, we closed an Exchange Agreement with the Treasury pursuant to which the Treasury exchanged $72 million in aggregate liquidation value of our Series A Preferred Stock issued to the Treasury under TARP, plus approximately $2.4 million in accrued but unpaid dividends on such shares, into mandatorily convertible preferred stock (new Series B Convertible Preferred Stock). As part of this exchange, we also amended and restated the terms of the Warrant issued to the Treasury in December 2008 to purchase 346,154 shares of our common stock in order to adjust the initial exercise price of the Warrant to be equal to the conversion price applicable to the Series B Convertible Preferred Stock.

The shares of Series B Convertible Preferred Stock are convertible into shares of our common stock.  Subject to the receipt of applicable approvals, the Treasury has the right to convert the Series B Convertible Preferred Stock into our common stock at any time.  We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock at any time provided the following conditions are met:

(1)	we receive appropriate approvals from the Federal Reserve;

(2)	at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock;

(3)	we complete new cash equity raises of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(4)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock, to the extent required.

If we were to meet the conditions described above, the Series B Convertible Preferred Stock would be convertible into shares of our common stock, as follows: for each share of Series B Convertible Preferred Stock with a $1,000 liquidation value, a number of shares of common stock equal to $750 (i.e., a 25% discount to par) divided by a conversion price of $7.234, subject to any necessary anti-dilution adjustments.  Unless earlier converted, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on April 16, 2017, subject to the prior receipt of any required regulatory and shareholder approvals.  In that case, the shares of preferred stock will convert based on the full $1,000 liquidation value per share (i.e., there will be no 25% discount to par as there will be for an early conversion by us or the Treasury).

•	On June 23, 2010, we completed the exchange of approximately 5.1 million newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities.

•	On July 7, 2010, we entered into an equity line facility with Dutchess Opportunity Fund, II, LP as a contingent source of liquidity at the parent company level. Pursuant to this equity line facility, Dutchess committed to purchase up to $15.0 million of our common stock over a 36-month period ending November 1, 2013. We have the right, but no obligation, to draw on this equity line facility from time to time during such 36-month period by selling shares of our common stock to Dutchess at a 5% discount to the market price at the time of the draw. We have used this equity line facility to raise a total of approximately $4.2 million in net proceeds, which have been used to pay expenses and increase cash on hand at the parent company level. Assuming the offering described in this prospectus is successful, we do not anticipate making any additional draws on this equity line facility before the November 1, 2013 termination date.

•	On August 31, 2010, we effected a reverse stock split of our issued and outstanding common stock. Pursuant to this reverse split, each 10 shares of our common stock issued and outstanding immediately prior to the reverse split was converted into 1 share of our common stock. We conducted this reverse split primarily as a means to maintain our share price above $1.00 per share in order to continue to meet Nasdaq listing standards. All share or per share information included in this prospectus has been retroactively restated to reflect the effects of the reverse split.

•	On December 7, 2012, we sold 21 branches to another financial institution. The branches sold included 6 branch locations in the Battle Creek, Michigan market area and 15 branch locations in Northeast Michigan. The branch sale resulted in the transfer of approximately $403.1 million of deposits in exchange for our receipt of a deposit premium of approximately $11.5 million. We also sold approximately $48.0 million of loans at a discount of 1.75% and premises and equipment totaling approximately $8.1 million. The branch sale also resulted in our transfer of $336.1 million of cash to the purchaser. We recorded a net gain on the branch sale of approximately $5.4 million in the fourth quarter of 2012.

•	In addition to this sale of 21 branches, since 2011 we have restructured our branch network and improved operating efficiencies through the consolidation or closure of 15 additional branch locations throughout Michigan.

•	The second quarter of 2013 was our sixth consecutive quarter of profitability. We reported second quarter 2013 net income applicable to our common stock of $62.2 million, or $2.64 per diluted share. These results included an income tax benefit of $57.6 million associated with the reversal of substantially all of our deferred tax asset valuation allowance in June 2013.

•	On July 26, 2013, we entered into the Redemption Agreement with the Treasury. Under the Redemption Agreement, the Treasury has agreed to sell to us all of the Series B Convertible Preferred Stock (including all accrued but unpaid dividends) and the related Warrant for an aggregate purchase price of $81.0 million. The closing of the purchase and sale contemplated by the Redemption Agreement is conditioned upon our receipt of applicable regulatory approvals and our completion of one or more cash equity raises of $86.0 million or more in gross cash proceeds. We elected to pursue and enter into the Redemption Agreement, rather than compel the conversion of the Series B Convertible Preferred Stock at the above-referenced discount to par, in order to avoid the issuance of $100 million in equity and the resulting uncertainty as to the future disposition of the common shares that would be held by the Treasury. As of September 30, 2013, the aggregate of the par value of the Series B Convertible Preferred Stock, the accrued and unpaid dividends on those shares, and the value of the related warrant is estimated to be approximately $90.0 million.

Before we can repurchase these securities from the Treasury, we need to bring current the quarterly payments on our outstanding trust preferred securities.  As of June 30, 2013, the aggregate amount of accrued but unpaid payments on these trust preferred securities was approximately $7.7 million.  This amount will be approximately $8.3 million as of September 30, 2013.   As described under "Capital Plan and This Offering" below, we are in the process of taking certain steps necessary for us to bring these payments current, including obtaining the necessary approvals of our federal and state regulators to have our bank return needed funds to our holding company and to bring these payments current.

We have also requested the required regulatory approval to complete the transactions described in the Redemption Agreement. See "Capital Plan and This Offering" below for more details.
Our Markets

We have a relationship-based, community bank model, with a 71-branch network that provides a full offering of banking products and services to retail and business customers in the Michigan markets we cover.

The table below presents the composition of our branch footprint and deposit base as of June 30, 2013 by the regions of Michigan in which we operate:

($ in millions)
Region	Representative Cities	Branches	Deposits	% of Deposits	Loans	% of Loans
East / "Thumb"	Bay City / Saginaw	29	$678	37%	$291	21%
West	Ionia / Grand Rapids	23	534	30%	399	29%
Central	Lansing	12	273	15%	194	14%
Southeast	Troy	7	215	12%	268	19%
Other Deposits(1)	N/A	--	116	6%	--	--
Resort Lending	N/A	--	--	--	158	11%
Payment Plans	N/A	--	--	--	76	6%
Total		71	$1,816	100%	$1,386	100%

(1)	Consists of reciprocal deposits, brokered deposits, and certain other "non-market" deposits (such as custodial deposits for Fannie Mae and Freddie Mac).

These regions have distinct demographic and economic characteristics, as summarized below:

•	East / "Thumb" Region: We have a substantial branch footprint in the eastern part of the state, which is primarily comprised of rural communities that provide strong core deposits and pricing leverage. Saginaw, Midland, and Bay counties are included in this region. The counties of Saginaw and Bay are well-known for their agricultural communities and manufacturing sector and are also home to a growing medical device and technology sector. Midland County includes the headquarters for Dow Chemical Company.

•	West Region: The west region includes our headquarters in Ionia and the Grand Rapids metropolitan statistical area. Grand Rapids is in Kent County, which has generally experienced lower levels of unemployment as compared to the Michigan state level. As of June 2013, Kent County had an unemployment rate of 6.9%, compared to 9.4% for the State of Michigan as a whole, on a seasonally unadjusted basis. Kent County is the home to several major employers, including Meijer, Steelcase, Spectrum Heath, Spartan Stores, Wolverine World Wide, and the world headquarters for Alticor Inc., the parent company of Amway.

•	Central Region: Our operations throughout the central part of Michigan are primarily located in Lansing and surrounding markets. Lansing, in Ingham County, is the state capital and home to Michigan State University, which provides the core of a stable employment base.
•	Southeast Region: A smaller portion of our franchise is in southeastern Michigan, primarily in Oakland County, which has attractive demographics. With a population of 1.2 million people, Oakland County had the highest median family income in the state of approximately $85,000 (2010 Census). While the southeast region currently only accounts for approximately 12% of our deposit base, we believe Oakland County presents a good opportunity for future deposit growth and lending opportunities.

Michigan Economic Update

While the Michigan economy has generally been under stress for the past several years, we believe our markets have stabilized.  Below is a summary of certain economic trends of our markets:

•	Unemployment: While Michigan has had a higher unemployment rate than the United States as a whole, both the unemployment rate and non-farm payrolls have generally showed positive trends since mid-2009. On a seasonally-adjusted basis, the June 2013 unemployment rate of 8.7% for Michigan compares to 7.6% for the entire United States. Michigan's unemployment rate peaked at 14.2% in August 2009. A number of our key markets have unemployment rates below the rate for the entire state, including Grand Rapids and Lansing. Since reaching a bottom in 2009, Michigan total employment has added about 200,000 jobs.

•	Housing Market: The Michigan housing market has stabilized. The March 2013 Michigan Freddie Mac House Price Index was up 16.2% year-over-year as compared to the 6.7% increase of the National index. The April 2013 S&P/Case-Shiller Detroit Home Price Index was up 20% year-over-year, ranking 5th in the 20-city Index. Existing home sales rose for the second-straight year in 2012 and are following the same trend this year.

•	Other Economic Indicators: The Michigan Economic Activity Index equally weighs nine, seasonally adjusted coincident indicators of real economic activity that reflect activity in the construction, manufacturing, and service sectors as well as job growth and consumer outlays. The May 2013 index reached a level of 125.2 (2008 = 100), which is up approximately 53.1 points, or 74%, from the index cyclical low of 72.1 in 2009. The higher index reflects improved labor market conditions, strong vehicle production, and better housing market conditions in the state.

Our asset quality trends are consistent with these generally positive economic trends for the State of Michigan.  Our levels of new loan defaults have been declining and non-performing loans, non-performing assets, and loan net charge-offs have decreased significantly since 2009.  The improved asset quality metrics have led to lower credit-related costs and our return to profitability starting with the first quarter of 2012.

Our Business Strategy

In response to difficult market conditions and the losses we incurred from 2008 to 2011, we took steps and initiated actions designed to increase our capital, improve our asset quality, and enhance our profitability.  This offering is being undertaken to complete our Capital Plan, which should better position our community bank franchise to take advantage of the improving market conditions in Michigan.  With the successful final implementation of our Capital Plan, our primary strategies are as follows:

•	Further Improve Profitability and Our Efficiency Ratio: Our executive management team is focused on improving profitability and our efficiency ratio primarily through a reduction of non-interest expenses as well as growth in select categories of non-interest income (primarily revenue related to our mortgage banking operations and payment processing activities, such as debit card transactions). In addition to reducing credit-related costs, executive management is also concentrating on improving efficiencies to further reduce other costs, including staffing levels, occupancy costs, and data processing expenses.

•	Increase our Efforts to Strategically Grow Our Loan Portfolio: Following the completion of this offering, we believe we will be well-positioned to take advantage of opportunities in our markets to serve commercial clients, including by providing more Small Business Administration (SBA) loans and other business loans through our branch network. We have experienced teams of credit professionals and senior lenders to execute our loan strategy, and we continue to invest in our credit and lending teams, through both hiring experienced commercial lenders and additional underwriting and credit monitoring training of our employees. In addition, we plan to continue our efforts in retail loan origination, with a focus on originating consumer installment loans and mortgage loans for sale.

•	Continued Development of New Offerings, Particularly Technology-Based Products and Services, to Grow Deposit Market Share: We view long-term core deposit growth as an important objective as core deposits generally provide a more stable and lower cost source of funds. We intend to continue our investment in and improve our online banking, mobile banking and other technology-based services. Our continued focus on technology, particularly in the context of our established, service-oriented, community banking model, should further strengthen our ability to maintain and grow the core deposit base within our markets. In addition to these technology-based products and services, we have taken several other steps to build our core deposit base, including the implementation of a direct mail account acquisition program, branch staff sales training, increased sales calling efforts, and an expansion of our treasury management products and services. Historically, the loyalty of our customer base has allowed us to price deposits competitively, contributing to a net interest margin that compares favorably to our peers.

•	Focus on Credit Monitoring and Improvement of Asset Quality: One of our top priorities is to continue to maintain a careful focus on asset quality in order to minimize future credit costs and continue to reduce the level of our non-performing assets. We have created a centralized special asset group to enable us to more effectively deal with problem credits. We have developed and implemented best credit practices, including, among other credit initiatives, a comprehensive quarterly watch process, deal-by-deal real estate portfolio review, and independent risk ratings provided by experienced credit officers. We believe we have a very disciplined and proactive approach in managing and pursuing workouts and other resolutions of non-performing loans.

•	Capitalize on Our Customer Service-Focused, Community Banking Model: We believe our relationship-based, "know your customer" business model and our customer service culture, known within our organization as the "Eagle Experience," are appealing to customers in our market, particularly customers who value local bankers who understand their needs and have local decision-making authority. We believe our recognized brand, core franchise, and loyal customer base, as well as our cross-selling sales culture, help to differentiate us from many of our competitors, including larger banks that have reduced their presence or marketing efforts in Michigan, and should position us to further increase our lending and our strong core deposit market share within the communities we serve.

•	Maintain Strong Liquidity Profile: We maintain a diversified securities portfolio with a strategy of maintaining a strong liquidity profile with a heavy reliance on securities that are generally shorter in duration with high credit standards.

Our Competitive Strengths

We believe we are well positioned to take advantage of opportunities in Michigan.  Our key competitive strengths include:

•	Strong Net Interest Margin: We have historically had a strong net interest margin, which we believe is largely attributable to our community bank business model. Our loyal customer base has allowed us to price deposits competitively, contributing to a net interest margin that compares favorably to our peers.
•	Substantial Core Deposit Base: We have a large, stable base of core deposits that provides cost-effective funding for our lending operations. We believe our full product suite of electronic banking and remote deposit capture is attractive to our customer base and allows us to efficiently attract new deposit relationships. At June 30, 2013, core deposits (checking, savings and money market accounts) accounted for approximately 77% of our total deposits.

•	Experienced Management Team: Our management team includes executives with extensive experience in the banking industry, both at larger financial institutions and in the Michigan market. Brad Kessel, our President and Chief Executive Officer, has 26 years of banking-related experience and has been with us for 19 years. Four of the other five members of our executive management each have over 25 years of banking experience, a majority of which have been in our core Michigan markets. Our General Counsel has over 28 years of experience specializing in commercial law and creditors' rights and was hired as part of our comprehensive efforts to improve and make more cost-efficient our management of problem loans and other assets. Key roles within our management team are held by executives with extensive bank backgrounds:

Name	Title	Years in Banking	Years at the Bank	Years in Present Position
William B. ("Brad") Kessel	President & CEO	26(1)	19	1(2)
Robert N. Shuster	EVP – CFO	30	13	13
David C. Reglin	EVP – Retail Banking	31	31	6
Stefanie M. Kimball	EVP – Chief Risk Officer	31	6	1
Mark L. Collins	EVP – General Counsel	28(3)	4	4
D. James Mack	EVP – Chief Lending Officer	29	4	1

(1)	Experience includes positions within the financial services group at a large accounting firm.
(2)	Appointed President effective April 1, 2011, and appointed CEO effective January 1, 2013.
(3)	Experience includes specialization in commercial law and creditors' rights at a large, Grand Rapids-based law firm.

•	Successful Acquisition and Integration History: Over the past 25 years, we have made 12 acquisitions of depository institutions and branches. Our management team has a history of successfully integrating these acquisitions and delivering strong operating results. In 2007, following our most recent acquisition of 10 branches, we consolidated our four charters under Independent Bank to improve operational efficiency, credit and risk management processes, and reduce expenses. We believe our management team possesses the capabilities and experience to successfully pursue strategic opportunities in the future.

•	Well-Positioned for Growth: We have operated in the Michigan market for over 100 years and are one of the largest banks solely focused on the state of Michigan. We are positioned in the marketplace as a local community bank that is large enough to provide a wide range of banking services, yet small enough to deliver personalized service to our customer base. We have strong commercial lending capabilities, including an experienced credit administration team and group of senior lenders. We believe the completion of this offering will improve our capital position, allowing us to pursue local, high quality commercial lending relationships.

•	Proactive Approach to Credit: We believe the improvements we have made to our credit administration and risk management programs and processes since the second quarter of 2007 allow us to better identify problem areas and respond quickly, decisively, and aggressively. We implemented industry best practices throughout the life cycle of a loan to include the loan origination, monitoring, and servicing as well as, if necessary, workout stages.

Our Credit Strategy

We believe we employ a prudent credit culture that includes sound underwriting, centralized credit and risk management functions, comprehensive loan review processes, and diligent asset workout and collection efforts. Highlights of our credit strategy are set forth below.

Our Relationship Banking Approach

Our credit strategy reflects the main principles of our community banking model, which emphasize development of a full customer relationship. We emphasize a "know your customer" approach and seek to provide credit together with primary depository and cash management services. This strategy enables our bankers to listen closely to our clients in order to improve their understanding of our customers' needs and facilitate their ability to offer tailored banking solutions.

Improvements to Our Credit Policy and Processes

As Michigan began to experience economic stress and our asset quality deteriorated, we completed comprehensive reviews of our credit policy and processes and revised them as we believed appropriate, including:

•	We strengthened our credit team through key appointments and experienced hires from larger commercial banks, including a Chief Risk Officer, to oversee the implementation of best credit practices. We made key additions to our already experienced commercial lending team, including a Chief Commercial Lending Officer, Senior Vice Presidents of Special Assets and Credit Administration, and a new Loan Review Manager. In our retail department, we made key appointments and realigned the critical collection function of two Senior Vice Presidents and two Vice Presidents. We also hired an in-house general counsel to specifically focus on workouts, provide legal guidance to our workout team, and improve our management of legal costs in the workout and other disposition processes.

•	We enhanced our training to provide comprehensive and ongoing in-house credit, underwriting, and risk management training programs that leverage our systems and infrastructure. We also implemented a process to provide ongoing coaching of our lenders in negotiations, customer communication, problem credit resolution, and development of specific action plans.

•	We implemented a range of credit initiatives designed to strengthen our credit oversight and risk management function, minimize losses from our legacy portfolio, and reduce the level of our non-performing assets. In addition to the consolidation of our four bank charters, we implemented a new process to increase the coordination between our retail and commercial operations as they relate to underwriting, loan review and oversight, and problem credit resolution. We also expanded our quality control function that monitors new retail loan originations. Finally, we have significantly increased our efforts to better monitor and manage concentration risks within our loan portfolio.

•	We discontinued our resort lending activities, which involved extending residential mortgage loans secured by fractional interests or by full ownership condo-hotel units in resort properties throughout the U.S. At June 30, 2013, this portfolio totaled approximately $158.2 million (including accrued interest) of which, $3.8 million, or 2.4%, were 90 days or more past due.
Realignment of Credit Portfolios

We continue to focus our loan origination efforts on high quality, profitable commercial loan segments such as small business and middle market loans generated through our branch and referral networks.  We utilize government guarantee programs, such as the SBA program, where appropriate.  We also intend to continue our focus on building relationships with commercial and industrial (C&I) clients as an attractive target customer segment.  We believe we underwrite consumer loans for boats, autos, and home improvements on a conservative basis.  We have focused our retail mortgage loan efforts on originating loans for sale, which are attractive for their associated gains on sales. Our strategy is to sell the majority of our first mortgage loans into the secondary market and selectively retain in our portfolio adjustable rate mortgage (ARM) products with strong underwriting metrics. In addition, we have implemented a strategy to significantly reduce the payment plan receivables generated by Mepco in light of losses Mepco incurred, increased risks in the vehicle service contract industry, and our desire to return our focus to our core banking competencies.
Our Proactive Management of Troubled Loans
We proactively manage troubled loans and have focused on early loss recognition throughout the current credit cycle.  In response to challenges in this credit cycle, we have implemented a comprehensive foundation of credit best practices.  Highlights include:

•	Formation of a special assets team of experienced lenders and collection personnel to ensure effective management of the substandard and non-accrual loans;

•	Comprehensive review and enhancement of our portfolio analytics, specifically as they relate to segment reporting, migration analysis, and stress testing;

•	Implementation of independent risk ratings designed to ensure consistent risk measurement;

•	Adherence to a disciplined quarterly watch process to manage high-risk loans;

•	Strengthening of our collateral monitoring process for commercial real estate (CRE), construction loans, and C&I lending, with centralized monitoring and reporting functions;

•	Regular analysis of portfolio migration to establish the appropriate level of general reserves for each loan grade;

•	Establishment of key vendor relationships with realtors, property managers, and other real estate management service providers to obtain up-to-date market feedback and for assistance in the workout and disposition processes;

•	Regular acquisition and review of new credit bureau scores on our retail portfolios to aid collection efforts and guide retail loss forecasts;

•	Implementation of retail collection initiatives and loss mitigation programs to increase home retention, avoid unnecessary foreclosures, and minimize associated costs; and

•	Regular monitoring of the secondary market for potential sale of our non-performing loans, which we will consider as market conditions warrant. During the second quarter of 2013, we sold $6.5 million of commercial loans ($8.6 million book value, less $2.1 million of reserves), for net proceeds of approximately $6.7 million. This loan sale included $7.9 million of classified assets, including approximately $2.9 million of non-accrual loans.

Our approach is to "work with our clients as long as they are working with us."  We believe this customized approach to our clients' lending needs has produced, and should continue to produce, better results for us than if we used the less personalized approaches of some of our competitors. As an example, one indicator of the success of our approach is that, as of June 30, 2013, approximately 91% of our retail restructured loans remained performing six months after modification and approximately 87% remained performing one year after modification.

Loan Quality Update and Trends

Our asset quality metrics and credit trends have shown significant improvement since 2009. As of June 30, 2013, our non-performing loans (NPLs) have decreased $89.8 million, or 81.7%, since the end of 2009.  A breakdown of NPLs (excluding loans classified as "troubled debt restructurings" (TDRs) that are still performing) by loan type is as follows:

	June 30, 2013	Dec. 31, 2012	Dec. 31, 2009
	($ in millions)
Loan Type
Commercial	$5.0	$14.8	$50.4
Consumer/installment	2.2	2.3	8.4
Mortgage	12.8	15.7	48.0
Payment plan receivables(1)	0.1	0.1	3.1
Total	$20.1	$32.9	$109.9

Ratio of non-performing loans to total portfolio loans	1.45%	2.32%	4.78%
Ratio of non-performing assets to total assets	1.78	2.92	4.77
Ratio of the allowance for loan losses to non-performing loans	182.98	134.43	74.35
Ratio of 30-89 days past due loans to total portfolio loans	0.97	1.34	2.81

(1)	Represents payment plans for which no payments have been received for 90 days or more and for which Mepco has not yet completed the process to charge the applicable counterparty for the balance due to Mepco.

The decrease in NPLs since year-end 2009 reflects declines in all loan categories, including for paydowns, net loan charge-offs, negotiated transactions, and the migration of loans into other real estate (ORE).

Loans classified as "troubled debt restructurings" (TDRs) are loans for which we have modified the terms.  A TDR loan that continues to perform after being modified is not included in our NPLs, except with respect to certain retail loans, as noted in footnote 2 to the table below.  However, NPLs do include TDRs that are no longer performing, including TDRs that are on non-accrual or are 90 days or more past due.  A breakdown of our TDRs as of June 30, 2013, is as follows (in 000's):

	Commercial	Retail		Total
Performing TDRs	$42,543	$83,187		$125,730
Non-performing TDRs (1)	3,298	6,470	(2)	9,768
Total	$45,841	$89,657		$135,498

(1)	Included in NPL table above.
(2)	Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.
The majority of our TDRs are accruing as they have a demonstrated ability to pay.  Our approach to residential mortgage TDRs is to re-underwrite the loan with relatively conservative credit criteria. Almost 91% of these modified mortgage loans continue to pay six or more months after the modifications.  On the commercial side, we perform a detailed analysis to determine TDR status.  We restructure commercial TDR loans to "right-size" the debt to a level that can be supported by the borrower's cash flow and meet other more conservative credit criteria.  We re-evaluate performance on a quarterly basis and update TDR status as warranted.

Non-performing assets (NPAs) have declined by 73.2% since the end of 2009.

Our 30-89 day past due loans are down 79.3% since the end of 2009, exhibiting significant improvement.

Our provision for loan losses decreased by $9.0 million, or 145%, in the first six months of 2013 compared to the year-ago level, primarily reflecting a reduction in non-performing loans, reduced loan net charge-offs, a lower level of commercial loan watch credits, a reduced level of new loan defaults, and an overall decline in total loan balances.  The provision for loan losses was a credit of $2.8 million and an expense of $6.2 million in the first six months of 2013 and 2012, respectively.  The level of the provision for loan losses in each period reflects our overall assessment of the allowance for loan losses, taking into consideration factors such as loan mix, levels of non-performing and classified loans, and loan net charge-offs.  Loan net charge-offs were $4.7 million (0.68% annualized of average loans) in the first six months of 2013, compared to $12.9 million (1.69% annualized of average loans) in the first six months of 2012.  The decline in 2013 loan net charge-offs compared to year ago levels is primarily due to declines in both commercial and mortgage loan net charge-offs that reflect increased recoveries on previous charge-offs as well as a reduced level of loan defaults.  At June 30, 2013, the allowance for loan losses totaled $36.8 million, or 2.65% of portfolio loans, compared to $44.3 million, or 3.12% of portfolio loans, at December 31, 2012.

Earnings Overview for First Six Months of 2013

For the six months ended June 30, 2013, we reported net income applicable to common stock of $66.9 million, or $2.90 per diluted share, compared to net income applicable to common stock of $5.7 million, or $0.19 per diluted share, in the prior-year period.  2013 results include an income tax benefit of $57.6 million associated with the reversal of substantially all of our deferred tax asset valuation allowance in June 2013.

For the first six months of 2013, net interest income totaled $39.1 million, a decrease of $4.9 million, or 11.0% from 2012.  This was largely due to our sale of 21 branches in the fourth quarter of 2012.  Our net interest margin for the first six months of 2013 increased to 4.20% compared to 4.12% in the first six months of 2012.

Service charges on deposit accounts totaled $7.0 million for the first six months of 2013, representing a decrease of 20.2% from the comparable year ago period.  Interchange income totaled $3.7 million for the first six months of 2013 representing a decrease of 22.0% over the year ago comparative period.  The declines in service charges on deposit accounts and interchange income primarily reflect the impact of the branch sale.

For the first six months of 2013, net gains on mortgage loans totaled $6.8 million compared to $7.4 million in the first six months of 2012. The decrease in net gains relates primarily to a rise in mortgage loan interest rates during the second quarter of 2013 that has reduced mortgage loan refinance volumes.

For the first six months of 2013, mortgage loan servicing generated income of $2.3 million compared to a loss of $0.4 million in the same period in 2012.  This variance is primarily due to the change in the impairment reserve (a $2.5 million recovery of previously recorded impairment charges in the first six months of 2013 compared to a $0.2 million impairment charge in the year-ago period).  Capitalized mortgage loan servicing rights totaled $13.0 million at June 30, 2013 compared to $11.0 million at December 31, 2012.  As of June 30, 2013, we serviced approximately $1.7 billion in mortgage loans for others on which servicing rights have been capitalized.

For the first six months of 2013, non-interest expenses totaled $53.2 million versus $57.5 million in the first six months of 2012.  The branch sale had the most significant impact on the year-over-year declines in most of the categories of non-interest expenses (compensation and benefits, occupancy, furniture, fixtures and equipment, communications and FDIC deposit insurance).  Loan and collection expenses (down $1.4 million year-to-date) and net losses on ORE and repossessed assets (down $0.6 million year-to-date) declined due primarily to reduced levels of non-performing loans, commercial watch credits and ORE.  In addition, credit card and bank service fees (down $0.6 million year-to-date) declined due primarily to a decrease in the size of our payment plan receivables portfolio.   Vehicle service contract counterparty contingencies expense increased by $2.5 million year-to-date.  This increase primarily reflects write-downs of vehicle service contract counterparty receivables in the second quarter of 2013.  We reached tentative settlements in certain of our litigation matters to collect these receivables.  Given the costs and uncertainty of continued litigation, we determined it was in our best interests to resolve these matters.

Corporate Information

Our principal executive offices are located at 230 West Main Street, Ionia, Michigan 48846, and our telephone number at that address is (616) 527-5820.

Our common stock trades on The NASDAQ Global Select Market under the ticker symbol "IBCP."

The Offering

Common stock offered	[●] shares ([●] shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after the offering(1), (2)	[●] shares ([●] shares if the underwriters exercise their over-allotment option in full).

Net proceeds
Our estimated net proceeds from this offering are approximately $[●] million, or approximately $[●] million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and other estimated expenses of this offering.

Use of proceeds	We plan to use the proceeds of this offering to redeem the preferred stock (including all accrued and unpaid dividends) and related warrant held by the Treasury.

No dividends on common stock
We are not currently paying any cash dividends on our common stock and our ability to pay cash dividends in the near term is significantly restricted by the factors described under "Dividend Policy" below.

Market trading
Our common stock is currently traded on the Nasdaq Global Select Market under the symbol "IBCP."  The last reported closing price of our common stock on August 21, 2013, the last trading day prior to the date of this prospectus, was $8.70 per share.

Risk factors
See "Risk Factors" beginning on page 20 and other information included in this prospectus (including information incorporated by reference) for a discussion of factors you should consider before investing in our common stock.

(1)	The number of our shares outstanding immediately after the closing of this offering is based on [●] shares of our common stock outstanding as of [●], 2013.

(2)
Unless otherwise indicated, the number of shares of common stock stated to be outstanding in this prospectus excludes (a) [●] shares issuable upon exercise of the underwriters' over-allotment option, (b) [●] shares of common stock issuable upon exercise of outstanding stock options as of [●], 2013 (with a weighted average exercise price of $[●]), and (c) [●] shares issuable pursuant to potential future awards under our equity compensation plans.  We have also excluded any shares issuable upon exercise of the Warrant held by the Treasury and any shares issuable upon conversion of our Series B Convertible Preferred Stock held by the Treasury given our expectation that these securities will be redeemed with the proceeds from this offering.

SELECTED FINANCIAL DATA

The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2012 and at and for the six-month periods ended June 30, 2013 and 2012.

The selected financial data as of and for the years ended December 31, 2012, 2011, and 2010, has been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.  The selected financial data as of and for the years ended December 31, 2009 and 2008 has been derived from our audited financial statements included in our Annual Report on Form 10‑K for the year ended December 31, 2009.

The selected financial data as of and for the six months ended June 30, 2013 and 2012 has been derived from our unaudited interim financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. In the opinion of our management, these financial statements reflect all necessary adjustments for a fair presentation of the data for those periods. Historical results are not necessarily indicative of future results and the results for the six months ended June 30, 2013 are not necessarily indicative of our expected results for the full year ending December 31, 2013 or any other period.

You should read this information in conjunction with our consolidated financial statements and related notes, from which this information is derived.  See "Incorporation of Certain Information by Reference" above.

	Six-Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
($ in 000's, except per share amounts)	(Unaudited)		(Audited)
SUMMARY OF OPERATIONS
Interest income	$43,812	$50,951	$99,398	$114,762	$148,851	$189,056	$203,736
Interest expense	4,733	7,021	13,143	20,193	37,198	50,533	73,587
Net interest income	39,079	43,930	86,255	94,569	111,653	138,523	130,149
Provision for loan losses	(2,798)	6,187	6,887	27,946	46,765	103,318	71,113
Net gains (losses) on securities	165	591	887	(511)	1,177	3,744	(14,961)
Gain on extinguishment of debt	--	--	--	--	18,066	--	--
Net gain on branch sale	--	--	5,402	--	--	--	--
Other non-interest income	23,914	27,035	57,276	47,424	52,570	56,057	45,510
Non-interest expenses	53,215	57,532	116,735	133,948	155,000	188,443	178,186
Income (loss) before income tax	12,741	7,837	26,198	(20,412)	(18,299)	(93,437)	(88,601)
Income tax expense (benefit)	(56,454)	--	--	(212)	(1,590)	(3,210)	3,063
Net income (loss)	69,195	7,837	26,198	(20,200)	(16,709)	(90,227)	(91,664)
Preferred dividends and discount accretion	2,252	2,148	4,347	4,157	4,095	4,301	215
Net income (loss) applicable to common stock	$66,943	$5,689	$21,851	$(24,357)	$(20,804)	$(94,528)	$(91,879)

PER COMMON SHARE DATA(1)
Income (loss) per common share
Basic	$7.14	$0.66	$2.51	$(2.94)	$(4.09)	$(39.60)	$(39.98)
Diluted	2.90	0.19	0.80	(2.94)	(4.09)	(39.60)	(39.98)
Cash dividends declared	0.00	0.00	0.00	0.00	0.00	0.30	1.40
Book value	12.91	3.56	5.58	2.68	5.52	16.94	54.93

SELECTED BALANCES
Assets	$2,134,674	$2,403,465	$2,023,867	$2,307,406	$2,535,248	$2,965,364	$2,956,245
Loans	1,386,082	1,457,390	1,419,139	1,576,608	1,813,116	2,299,372	2,459,529
Allowance for loan losses	36,786	51,346	44,275	58,884	67,915	81,717	57,900
Deposits	1,816,089	1,765,336	1,779,537	2,086,125	2,251,838	2,565,768	2,066,479
Shareholders' equity	208,835	113,172	134,975	102,627	119,085	109,861	194,877
Long-term debt - FHLB advances	17,503	17,929	17,622	33,384	71,022	94,382	314,214
Subordinated debentures	50,175	50,175	50,175	50,175	50,175	92,888	92,888

	Six-Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)		(Audited)
SELECTED RATIOS
Net interest income to average interest earning assets	4.20%	4.12%	4.01%	4.42%	4.36%	5.00%	4.48%
Net income (loss) to (2)(3)
Average common equity	226.29	45.34	68.29	(68.44)	(54.38)	(90.72)	(39.01)
Average assets	6.52	0.48	0.92	(1.02)	(0.75)	(3.17)	(2.88)
Average shareholders' equity to average assets	7.00	4.47	4.82	4.76	3.92	5.80	7.50
Tier 1 capital to average assets	10.35	6.55	8.08	6.25	6.35	5.27	8.61
Non-performing loans to portfolio loans	1.45	3.09	2.32	3.80	3.73	4.78	5.09

(1)	Per share data has been adjusted for a 1-for-10 reverse stock split in 2010.

(2)	These amounts are calculated using net income (loss) applicable to common stock.

(3)	Net income for the 6-month periods ended June 30, 2013 and 2012 has been annualized for purposes of these ratios.

RISK FACTORS

An investment in our common stock involves risks.  You should carefully consider the risks described below together with the other information contained or incorporated by reference into this prospectus, including the information contained in the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2012, and any risks described in our other filings with the SEC, which are incorporated into this prospectus, before investing in our common stock.  The risks described below and in the documents referred to in the preceding sentence are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations and financial condition. If any of these risks actually occur, our business, results of operations, and financial condition could suffer. In that case, the trading price of our common stock may decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR EFFORTS TO RAISE CAPITAL

This offering will be highly dilutive to our existing common shareholders.

If successful, this offering will result in the issuance of a significant number of shares of our common stock and will be highly dilutive to our existing common shareholders and their voting power.  Please see "Capitalization" below for more information.  The market price of our common stock could decline as a result of the dilutive effect of this offering.

This offering could result in one or more private investors owning a significant percentage of our stock and having the ability to exert influence over our management and operations.

It is possible that one or more investors could end up as the owner of a significant portion of our common stock if, for example, such investor makes a significant investment in our common stock in this offering.

Any such significant shareholder could exercise influence on matters submitted to our shareholders for approval, including the election of directors.  In addition, having a significant shareholder could make future transactions more difficult or even impossible to complete without the support of such shareholder, whose interests may not coincide with interests of smaller shareholders.  These possibilities could have an adverse effect on the market price of our common stock.

However, we do not expect any single investor to acquire a significant portion of our common stock in this offering.  As noted below, if we are deemed to experience a change in ownership under federal tax laws, it would negatively affect our ability to utilize our net operating loss carryforwards and other deferred tax assets in the future.  As a means of reducing the likelihood of an ownership change, we adopted a Tax Benefits Preservation Plan in 2011 that discourages any person who is not already a 5% or greater shareholder from becoming a 5% or greater shareholder (with certain limited exceptions).

In addition, we expect to limit the amount of stock acquired by any single investor in this offering to avoid an ownership change under the federal tax laws.  It is possible we will agree to sell a number of shares of our common stock in this offering to an investor that would cause that investor to own 5% or more of the outstanding shares of our common stock after completion of this offering.  However, we intend to ensure that all sales of our common stock in this offering are conducted in such a manner as to avoid an ownership change under federal tax laws that would preclude us from utilizing the loss carryforwards.

It is possible the sale of our common stock in this offering, by itself or in conjunction with our redemption of the Series B Convertible Preferred Stock and related Warrant, will trigger an ownership change under federal tax law that would negatively affect our ability to utilize net operating loss carryforwards and other deferred tax assets in the future.

As of June 30, 2013, we had federal loss carryforwards of approximately $110.2 million.  Under federal tax law, our ability to utilize these carryforwards and other deferred tax assets is limited if we are deemed to experience a change of ownership pursuant to Section 382 of the Internal Revenue Code. This would result in our loss of the benefit of these deferred tax assets. Please see the more detailed discussion of these tax rules under "Results of Operations - Income Tax Expense (Benefit)" in our Annual Report on Form 10-K.

As noted above, we expect to limit the amount of stock acquired by any single investor in this offering to avoid an ownership change under the federal tax laws that would preclude us from utilizing the loss carryforwards.

We will retain broad discretion in using certain of the net proceeds from this offering.

The primary purpose of this offering is to allow us to exit TARP through a redemption of the Series B Convertible Preferred Stock and related Warrant currently held by the Treasury.  As described under "Capital Plan and This Offering" below, we have the ability to cause such redemption if we meet certain conditions.  This offering is intended to satisfy the condition that we complete new cash equity raises of not less than $86.0 million and to raise sufficient proceeds for us to complete the redemption of the securities held by the Treasury.

Assuming we are successful in raising aggregate gross cash proceeds of $[●] million in this offering, we anticipate net proceeds available to us, after paying offering expenses, to be approximately $[●] million.  We intend to use these net proceeds to redeem the preferred stock and warrant held by the Treasury pursuant to the Redemption Agreement, for a total purchase price of $81.0 million.

The underwriters of this offering have the option to purchase up to an aggregate of [●] additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus.  If the underwriters exercise this option, it would result in additional net cash proceeds to us of up to approximately $12.3 million.  We currently do not have any specific plans as to how such additional cash proceeds would be used.  One potential use of the proceeds would be to redeem a portion of our outstanding trust preferred securities.  The aggregate liquidation amount (excluding accrued dividends) of our outstanding trust preferred securities is $48.7 million.  Of this amount, an aggregate of $9.2 million in liquidation amount (excluding accrued dividends) has a fixed annual dividend rate of 8.25%.  (By comparison, as of June 30, 2013, the dividend rates on the $39.5 million balance of our remaining variable rate trust preferred securities ranged from 1.88% to 3.73%.)  We have no definitive plans to redeem these trust preferred securities, and such redemption would be subject to the prior approval of our regulators.

Our management will retain broad discretion to allocate any net proceeds of this offering in excess of the amount used to redeem our securities from the Treasury.  Our management may use any such excess net proceeds for corporate purposes that may not increase our market value or make us more profitable.  Management's failure to use any such excess net proceeds effectively could have an adverse effect on our business, financial condition, and results of operations.

RISKS RELATED TO THE MARKET PRICE AND VALUE OF THE COMMON STOCK OFFERED

You may not receive dividends on the shares of common stock you purchase in this offering at any time in the near future.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments.  We are currently prohibited from paying any cash dividends on our common stock.  Even when such prohibitions end, there are restrictions on our ability to pay cash dividends that will likely continue to materially limit our ability to pay cash dividends.  We cannot provide any assurances of when we may pay cash dividends in the future. Furthermore, our common shareholders are subject to the prior dividend rights of any holders of our preferred stock.  See "Dividend Policy" below for more information.

The trading price of our common stock may be subject to continued significant fluctuations and volatility.

The market price of our common stock could be subject to significant fluctuations due to, among other things:

•	actual or anticipated quarterly fluctuations in our operating and financial results, particularly if such results vary from the expectations of management, securities analysts, and investors, including with respect to further loan losses or vehicle service contract counterparty contingencies expenses we may incur;

•	announcements regarding significant transactions in which we may engage, including this offering;

•	market assessments regarding such transactions, including the timing, terms, and likelihood of success of this offering;

•	developments relating to litigation or other proceedings that involve us;

•	changes or perceived changes in our operations or business prospects;

•	legislative or regulatory changes affecting our industry generally or our businesses and operations;

•	the failure of general market and economic conditions to stabilize and recover, particularly with respect to economic conditions in Michigan, and the pace of any such stabilization and recovery;
•	the operating and share price performance of companies that investors consider to be comparable to us;

•	future offerings by us of debt, preferred stock, or trust preferred securities, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions;

•	actions of our current shareholders, including future sales of common stock by existing shareholders and our directors and executive officers; and

•	other changes in U.S. or global financial markets, economies, and market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Stock markets in general, and our common stock in particular, have experienced significant volatility since October 2007 and continue to experience significant price and volume volatility. As a result, the market price of our common stock, which has ranged from $1.01 per share to $139.20 per share during this period, may continue to be subject to similar market fluctuations that may or may not be related to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

We urge you to obtain current market quotations for our common stock when you consider this offering.

Our common stock trading volumes may not provide adequate liquidity for investors.

Shares of our common stock are listed on the Nasdaq Global Select Market; however, the average daily trading volume in our common stock is less than that of many larger financial services companies.  A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time.  This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.  This capital offering is likely to positively impact the liquidity in our common stock; however, we cannot be sure this expectation will materialize.  Given the current daily average trading volume of our common stock, if there is no change in liquidity as a result of this offering, significant sales of our common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of the stock.

Any future offerings of debt, preferred stock, or trust preferred securities, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions, and any future equity offerings may adversely affect the market price of our common stock.

We may attempt to increase our capital resources, or we or our bank could be forced by federal and state bank regulators to raise additional capital, by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our outstanding shares of common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms.  Therefore, if we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Our Articles of Incorporation, certain banking laws, and our Tax Benefits Preservation Plan may have an anti-takeover effect.

Provisions of our Articles of Incorporation and certain federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. In addition, our Tax Benefits Preservation Plan (discussed above) is intended to discourage any person from acquiring 5% or more of our outstanding stock (with certain limited exceptions). The combination of these provisions may inhibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

Investors could become subject to regulatory restrictions upon ownership of our common stock.

Under the federal Change in Bank Control Act, a person may be required to obtain prior approval from the Federal Reserve before acquiring the power to direct or indirectly control our management, operations, or policy or before acquiring 10% or more of our common stock.  As a result, potential investors who seek to participate in this offering should evaluate whether they could become subject to the approval and other requirements of this federal statute.

NON-GAAP FINANCIAL MEASURES

The following table presents computations of certain financial measures related to "tangible common equity" and "Tier 1 common equity." The tangible common equity ratio has become a focus of some investors, and we believe this ratio may assist investors in analyzing our capital position absent the effects of intangible assets and preferred stock. Traditionally, the Federal Reserve and other banking regulators have assessed a bank's capital adequacy based on Tier 1 capital, the calculation of which is codified in federal banking regulations. More recently, the banking regulators have also supplemented their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. Because tangible common equity and Tier 1 common equity are not formally defined by generally accepted accounting principles (GAAP) or codified in the federal banking regulations, these measures are considered to be non-GAAP financial measures. Because analysts and banking regulators may assess our capital adequacy using tangible common equity and Tier 1 common equity, we believe it is useful to provide investors the ability to assess our capital adequacy on these same bases.

Tier 1 common equity is often expressed as a percentage of net risk-weighted assets. Under the risk-based capital framework, a bank's balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk weight assigned to that category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (net risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity. Tier 1 common equity is also divided by net risk-weighted assets to determine the Tier 1 common equity ratio. The amounts disclosed as net risk-weighted assets are calculated consistent with banking regulatory requirements.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. To mitigate these limitations, we have procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components and to ensure that our capital performance is properly reflected to facilitate period-to-period comparisons. Although these non-GAAP financial measures are frequently used by investors in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

The following table provides reconciliations of the following:

•	Total assets (GAAP) to tangible assets (non-GAAP)

•	Total shareholders' equity (GAAP) to tangible common equity (non-GAAP)

•	Total shareholders' equity (GAAP) to Tier 1 common equity (non-GAAP)

These computations are based on our actual results without giving effect to the potential redemption of our Series B Convertible Preferred Stock and related Warrant pursuant to the Redemption Agreement or the offering contemplated by this prospectus.

	June 30,	December 31,
	2013	2012	2011	2010	2009	2008
	(Unaudited)	(Derived From Audited Financial Statements)
($ in 000's)
TANGIBLE COMMON EQUITY TO TANGIBLE ASSETS
Total assets (GAAP)	$2,134,674	$2,023,867	$$2,307,406	$2,535,248	$2,965,364	$2,956,245
Deduct: Goodwill	-	-	-	-	-	16,734
Deduct: Core deposit intangible assets (all other intangibles)	3,569	3,975	7,609	8,980	10,260	12,190
Tangible assets (non-GAAP)	$2,131,105	$2,019,892	$$2,299,797	$2,526,268	$2,955,104	$2,927,321

Total shareholders' equity (GAAP)	$208,835	$134,975	$102,627	$119,085	$109,861	$194,877
Deduct: Goodwill	-	-	-	-	-	16,734
Deduct: Core deposit intangible assets (all other intangibles)	3,569	3,975	7,609	8,980	10,260	12,190
Deduct: Preferred stock	86,455	84,204	79,857	75,700	69,157	68,456
Tangible common equity (non-GAAP)	$118,811	$46,796	$15,161	$34,405	$30,444	$97,497

Tangible common equity to tangible assets ratio (non-GAAP)	5.58%	2.32%	0.66%	1.36%	1.03%	3.33%

TIER 1 COMMON EQUITY
Total shareholders' equity (GAAP)	$208,835	$134,975	$102,627	$119,085	$109,861	$194,877
Add: Qualifying capital securities	48,668	47,678	38,183	44,084	41,880	72,751
Deduct: Goodwill	-	-	-	-	-	16,734
(Add) deduct: Accumulated other comprehensive (loss) income	(7,270)	(8,058)	(11,921)	(13,120)	(15,679)	(23,208)
Deduct: Intangible assets	3,569	3,975	7,609	8,980	10,260	12,190
Deduct: Disallowed servicing assets	497	788	857	527	559	1,018
Deduct: Disallowed deferred tax assets	52,769	-	-	780	-	-
Deduct: Net unrealized losses on equity securities	-	-	-	-	-	-
(Add) deduct: Other	-	-	-	(46)	(101)	(169)
Tier 1 capital (regulatory)	$207,938	$185,948	$144,265	$166,048	$156,702	261,063
Deduct: Qualifying capital securities	48,668	47,678	38,183	44,084	41,880	72,751
Deduct: Preferred stock	86,455	84,204	79,857	75,700	69,157	68,456
Tier 1 common equity (non-GAAP)	$72,815	$54,066	$26,225	$46,264	$45,665	$119,856

Net risk-weighted assets (regulatory)	$1,396,008	$1,390,849	$1,543,372	$1,758,651	$2,204,157	$2,365,082
Tier 1 common equity ratio (non-GAAP)	5.22%	3.89%	1.70%	2.63%	2.07%	5.07%

USE OF PROCEEDS

Our estimated net proceeds from this offering are approximately $[●] million, or approximately $[●] million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and other estimated expenses of this offering.

We currently expect to use the net proceeds from this offering to redeem the Series B Convertible Preferred Stock and related Warrant held by the Treasury, as contemplated by the Redemption Agreement. As described in this prospectus, we have the ability to cause such redemption if we meet certain conditions. After completion of this offering, we expect all conditions to be met except for our receipt of regulatory approval to cause such redemption. Assuming we are able to receive such regulatory approval following our completion of this offering, we intend to close on the purchase and sale contemplated by the Redemption Agreement as soon as possible after paying in full all accrued but unpaid dividends and distributions on our subordinated debentures (and the related trust preferred securities) in accordance with their governing documents. The purchase price for our redemption of these securities from the Treasury is $81.0 million.

If the underwriters exercise their over-allotment option, it would result in additional net cash proceeds to us of up to approximately $[●] million.  We currently do not have any specific plans as to how such additional cash proceeds would be used.  One potential use of the proceeds would be to redeem a portion of our outstanding trust preferred securities.  The aggregate liquidation amount (excluding accrued dividends) of our outstanding trust preferred securities is $48.7 million.  Of this amount, an aggregate of $9.2 million in liquidation amount (excluding accrued dividends) has a fixed annual dividend rate of 8.25%.  (By comparison, as of June 30, 2013, the dividend rates on the $39.5 million balance of our outstanding trust preferred securities ranged from 1.88% to 3.73%.)  We have no definitive plans to redeem these trust preferred securities, and such redemption would be subject to the prior approval of our regulators.

Although we currently intend to use the proceeds from this offering in the manner described above, it is possible that other events could change our plans, and we could use any or all of the proceeds for other purposes.

CAPITALIZATION

The following table sets forth our capitalization and selected capital ratios as of June 30, 2013, reflecting the following three scenarios:

(a)	Actual capitalization as of June 30, 2013;

(b)
Pro forma capitalization as of June 30, 2013, giving effect to the issuance and sale of [●] shares of common stock in this offering, assuming that the underwriters' over-allotment is not exercised, at an assumed price per share of $[●], net of underwriting discounts and commissions and estimated offering expenses; and

(c)
Pro forma capitalization as of June 30, 2013, giving effect to the issuance of common stock described in paragraph (b) above, the payment of approximately $8.3 million of accrued but unpaid interest on the subordinated debentures issued to our trust subsidiaries as of September 30, 2013 (which payment is required before we can redeem the preferred shares and related warrant held by the Treasury), and the redemption of the preferred stock and related warrant held by the Treasury using the net proceeds from this offering.

This table should be read in conjunction with the historical financial data included within this prospectus, including the consolidated financial statements (and notes thereto) incorporated in this prospectus by reference.

	June 30, 2013
	Actual	As adjusted(1)			As adjusted(2)
	(in thousands) (unaudited)
Certain Long-Term Debt:
Subordinated debentures	$50,175	$	[●]		$	[●]
Amount not qualifying as regulatory capital	(1,507)		[●]			[●]

Amount qualifying as regulatory capital	48,668		[●]			[●]

Shareholders' Equity:
Convertible preferred stock	86,455		[●]			[●]
Common stock	255,114		[●]			[●]
Accumulated deficit	(125,464)		[●]			[●]
Accumulated other comprehensive loss	(7,270)		[●]			[●]

Total shareholders' equity	208,835		[●]			[●]

Total capitalization	$257,503	$	[●]		$	[●]

Capital Ratios for Independent Bank Corporation:
Total Risk-Based Capital Ratio	16.17%		[●]	%		[●]	%
Tier 1 Capital Leverage Ratio	10.28%		[●]	%		[●]	%

(1)	As adjusted to reflect the issuance of common stock in this offering. Assumes $[●] million in net proceeds from this offering. See subparagraph (b) above.
(2)
As adjusted to reflect the issuance of common stock in this offering, our payment of accrued but unpaid quarterly payments on our trust preferred securities, and our intended application of the proceeds from this offering.  See subparagraph (c) above.

CAPITAL PLAN AND THIS OFFERING

We are conducting the offering described in this prospectus as part of the more comprehensive Capital Plan adopted by our board of directors and described below.  The primary objective of our Capital Plan was to enable our bank to achieve and thereafter maintain the minimum capital ratios established by its board pursuant to resolutions adopted in December 2009.  As of June 30, 2013, our bank met both of these minimum capital ratios.  However, another objective of our Capital Plan is to complete this offering and cause the redemption of the Series B Convertible Preferred Stock and related Warrant currently held by the Treasury.

Capital Plan

In December 2009, the board of directors of our bank adopted resolutions designed to enhance and strengthen our operations.  Importantly, alongside other resolutions regarding the improvement of asset quality, liquidity, and cash management, the resolutions required our bank to adopt a capital restoration plan designed to achieve a minimum Tier 1 capital leverage ratio of 8% and a minimum total risk based capital ratio of 11%.   After the adoption of these resolutions, we adopted the Capital Plan required by the resolutions.  Although the Capital Plan has been modified from time to time since its initial adoption, the target capital ratios have remained the same.

The primary objective of our Capital Plan was to enable our bank to achieve and thereafter maintain the minimum capital ratios required by the board resolutions adopted in December 2009.  As of June 30, 2013, our bank met both of the required minimum capital ratios:

	Independent Bank — Actual as of June 30, 2013	Minimum Ratios Established by Bank's Board	Required to be Well-Capitalized

Total Risk-Based Capital Ratio	16.35%	11.00%	10.00%
Tier 1 Capital Leverage Ratio	10.35%	8.00%	5.00%

Although we have met the minimum capital ratios required by the December 2009 board resolutions and our Capital Plan, we also seek to exit our participation in TARP through the repurchase of the equity position currently held by the Treasury.

Anticipated Payment of Accrued Dividends on Trust Preferred Securities

Beginning in the fourth quarter of 2009, we discontinued cash dividends on our common stock and exercised our right to defer all quarterly distributions on our outstanding trust preferred securities, as well as on all shares of preferred stock issued to the Treasury under TARP.  We are currently still deferring all quarterly distributions on our outstanding trust preferred securities and on all shares of preferred stock held by the Treasury.

Pursuant to the instruments governing our trust preferred securities, we are prohibited from paying any dividends on or redeeming any securities ranking junior to the trust preferred securities, including the preferred stock held by the Treasury, unless we are current on all quarterly dividends related to our trust preferred securities.  As a result, before we can redeem the preferred stock and warrant held by the Treasury, we must pay all accrued but unpaid interest on the subordinated debentures we issued to our trust subsidiaries, which will allow those trust subsidiaries to pay all accrued but unpaid dividends on our outstanding trust preferred securities. As of June 30, 2013, the aggregate amount of accrued but unpaid dividends on these trust preferred securities was approximately $7.7 million.  This amount will be approximately $8.3 million as of September 30, 2013.

Pursuant to the resolutions adopted by our Board of Directors that are described under "Summary – Background to the Offering" above, we are currently prohibited from making any payments on our trust preferred securities without the approval of our federal and state regulators.  We recently requested regulatory approval to pay all accrued but unpaid dividends on our outstanding trust preferred securities. We currently expect to receive that approval prior to completing the offering described in this prospectus.

Anticipated Return of Capital from Independent Bank to Independent Bank Corporation

We do not currently have sufficient cash on hand at our holding company to pay the accrued but unpaid dividends on our outstanding trust preferred securities, which amounted to approximately $7.7 million at June 30, 2013 and will total approximately $8.3 million at September 30, 2013.  In order to fund such payment, we need our subsidiary bank to return capital previously contributed by our holding company to our holding company, which requires prior regulatory approval.  We have recently requested regulatory approval to allow our subsidiary bank to return $7.5 million of capital to our holding company to allow us to pay the accrued but unpaid dividends on our outstanding trust preferred securities.  We currently expect to receive this approval, as well as the approval that would allow us to pay those dividends (as described above), prior to completing the offering described in this prospectus.

Assuming all of the required regulatory approvals are received, we would expect to cause our subsidiary bank to return $7.5 million of prior capital contributions to our holding company and then pay all accrued but unpaid dividends on our trust preferred securities after completion of the offering described in this prospectus in accordance with their governing documents.

Redemption of the Preferred Stock and Related Warrant Held by the Treasury

Originally, we issued Series A Fixed Rate Cumulative Perpetual Preferred Stock to the Treasury in December 2008 under the TARP's Capital Purchase Program (CPP).  The aggregate liquidation value of the Series A preferred stock issued to the Treasury was $72.0 million.

On April 16, 2010, we completed a transaction with Treasury pursuant to which the Treasury accepted shares of our Series B Fixed Rate Cumulative Mandatorily Convertible Preferred Stock in exchange for the entire $72.0 million in aggregate liquidation value of the shares of Series A Preferred Stock, plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million).  The shares of Series B Convertible Preferred Stock have an aggregate liquidation preference equal to $74,426,000.

With the exception of being convertible into shares of our common stock, the terms of the Series B Convertible Preferred Stock are substantially similar to the terms of the Series A Preferred Stock that were exchanged.  The Series B Convertible Preferred Stock qualifies as Tier 1 regulatory capital, subject to limitations, and is entitled to cumulative dividends quarterly at a rate of 5% per annum through February 14, 2014, and 9% per annum thereafter. A detailed description of the terms of the Series B Convertible Preferred Stock is set forth under "Description of Our Capital Stock" below.

On July 26, 2013, we entered into the Redemption Agreement with the Treasury. Under the Redemption Agreement, the Treasury has agreed to sell to us all of the Series B Convertible Preferred Stock (including all accrued but unpaid dividends) and the related Warrant for an aggregate purchase price of $81.0 million. The closing of the purchase and sale contemplated by the Redemption Agreement is conditioned upon our receipt of applicable regulatory approvals and our completion of one or more cash equity raises of $86.0 million or more in gross proceeds. This offering is intended to satisfy the condition in the Redemption Agreement that we complete new cash equity raises of not less than $86.0 million and to provide a source of funding for the purchase and sale contemplated by the Redemption Agreement. After completion of this offering, we expect all conditions to be met except for our receipt of regulatory approval to cause such redemption. Assuming we are able to receive such regulatory approval following our completion of this offering, we intend to close on the purchase and sale contemplated by the Redemption Agreement as soon as possible after paying in full all accrued but unpaid dividends and distributions on our subordinated debentures (and the related trust preferred securities) in accordance with their governing documents.

The Redemption Agreement gives both us and the Treasury the right to terminate the Redemption Agreement if the closing of the redemption of securities contemplated by the Redemption Agreement does not occur by October 31, 2013.

DIVIDEND POLICY

We are not currently paying any cash dividends on our common stock and our ability to pay cash dividends in the near term is significantly restricted by the factors described below.

Current Prohibitions on Our Payment of Dividends

In March 2013, our board of directors adopted resolutions prohibiting us from paying any dividends on our common stock without the prior written approval of the Federal Reserve and the Michigan Department of Insurance and Financial Services ("DIFS").  These resolutions were adopted in conjunction with the termination of a Memorandum of Understanding entered into between the respective boards of directors of our holding company and our bank, the Federal Reserve, and the Michigan DIFS.  The March 2013 resolutions also prohibit us from rescinding or materially modifying these resolutions without notice to the Federal Reserve and the Michigan DIFS.

Moreover, our primary source for dividends are dividends payable to us by our bank.  The board of directors of our bank adopted similar resolutions in March 2013 that prohibit our bank from paying any dividends to us without the prior written approval of the Federal Reserve and the Michigan DIFS.

In addition, as a result of our election to defer regularly scheduled quarterly payments on our outstanding trust preferred securities and our outstanding shares of Series B Convertible Preferred Stock, we are currently prohibited from paying any cash dividends on shares of our common stock. We may not pay any cash dividends on our common stock until all accrued but unpaid dividends and distributions on such senior securities have been paid in full. As described under "Capital Plan and This Offering" above, we anticipate paying in full all accrued but unpaid dividends and distributions on our subordinated debentures (and the related trust preferred securities) after completion of the offering described in this prospectus in accordance with their governing documents and then redeeming all outstanding shares of Series B Convertible Preferred Stock (including accrued but unpaid dividends thereon) and the related Warrant using the proceeds from this offering. As a result, we expect the restrictions noted in this paragraph to lapse following completion of this offering and our use of the proceeds from this offering in the manner described above. The dividend restrictions contained in our and our bank's board resolutions, described above, will remain in effect following this offering until such time as we receive approval to modify or rescind them.

Other Restrictions

Aside from the specific restrictions set forth above, there are other restrictions that apply under federal and state law to restrict our ability to pay dividends to our shareholders and the ability of our bank to pay dividends to us.  Capital guidelines adopted by federal and state regulatory agencies and restrictions imposed by law limit the amount of cash dividends our bank can pay to us. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the bank's current year's net profits combined with the retained net profits of the preceding two years. In addition, the bank cannot pay a dividend at any time that it has negative undivided profits. As of June 30, 2013, our bank had negative undivided profits of $59.3 million. We recently requested regulatory approval to reclassify $59.3 million of additional paid-in capital at the bank to retained earnings of the bank.  This reclassification would eliminate the bank's negative undivided profits, but would have no impact on our total equity or total regulatory capital. We do not expect our ability to complete such reclassification or the timing of such reclassification, if approved, to have any effect on our ability to complete this offering and apply the proceeds of this offering in the manner described in this prospectus.   Even if we receive the required regulatory approval and complete such reclassification, it is not our intent to have dividends paid in amounts that would reduce the capital of our bank to levels below those which we consider prudent and in accordance with guidelines of regulatory authorities.

In addition, the Federal Reserve requires bank holding companies like us to act as a source of financial strength to their subsidiary banks. Accordingly, we are required to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns.  See "Business–Supervision and Regulation" in our Annual Report on Form 10-K for more information.

MARKET PRICE AND DIVIDEND INFORMATION

Our common stock is currently listed on the Nasdaq Global Select Market under the symbol "IBCP."  As of August 7, 2013, we had 9,493,399 shares of our common stock outstanding, which were held by approximately 2,200 shareholders of record.  The following table sets forth, for the periods indicated, the high and low closing sales prices per share and the cash dividends declared per share of our common stock.

	Closing Sales Price Per Share		Cash Dividends
	Low	High	Declared per Share
2013
Third Quarter through August 21, 2013	$5.79	$8.70	None
Second Quarter ended June 30, 2013	5.99	8.79	None
First Quarter ended March 31, 2013	3.50	8.46	None

2012
Fourth Quarter ended December 31, 2012	$2.65	$3.95	None
Third Quarter ended September 30, 2012	2.49	3.10	None
Second Quarter ended June 30, 2012	2.18	3.89	None
First Quarter ended March 31, 2012	1.36	2.44	None

2011
Fourth Quarter ended December 31, 2011	$1.30	$1.94	None
Third Quarter ended September 30, 2011	1.80	2.64	None
Second Quarter ended June 30, 2011	1.87	3.65	None
First Quarter ended March 31, 2011	1.36	4.53	None

On August 21, 2013, the closing sales price of our common stock on the Nasdaq Global Select Market was $8.70 per share.
There are restrictions that currently materially limit our ability to pay dividends on our common stock and that may continue to materially limit future payment of dividends on our common stock.  Please see "Dividend Policy" above.

DESCRIPTION OF OUR CAPITAL STOCK

The following section is a summary and does not describe every aspect of our capital stock. In particular, we urge you to read our articles of incorporation and bylaws because they describe the rights of holders of our common stock. Our articles of incorporation and bylaws are exhibits to the registration statement filed with the SEC of which this prospectus is a part.

Common Stock

General

Our authorized capital stock consists of 500,000,000 shares of common stock and 200,000 shares of preferred stock (described below). As of August 7, 2013, there were 9,493,399 shares of common stock and 74,426 shares of preferred stock outstanding.

All of the outstanding shares of our common stock are fully paid and non-assessable. Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to receive:

•	dividends when, as, and if declared by our board out of funds legally available for the payment of dividends; and
•	in the event of our dissolution, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of our preferred stock, as provided in our articles of incorporation.

We do not currently pay any cash dividends on our common stock and are currently prohibited from doing so.  See "Dividend Policy" above for information regarding these prohibitions and other restrictions that materially limit our ability to pay dividends on our common stock.

In addition, as a bank holding company, our ability to pay dividends on our common stock is affected by the ability of our bank to pay dividends to us under applicable laws, rules and regulations. The ability of our bank, as well as us, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.  See "Dividend Policy" above for more information.

Each holder of our common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any additional shares of our common stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. Our common stock is currently listed on the Nasdaq Global Select Market under the symbol "IBCP."

Certain Restrictions Under Federal Banking Laws

As a bank holding company, the acquisition of large interests in our common stock is subject to certain limitations described below.  These limitations may have an anti-takeover effect and could prevent or delay mergers, business combination transactions, and other large investments in our common stock that may otherwise be in our best interests and the best interests of our shareholders.

The federal Bank Holding Company Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would require the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock.  In addition, the federal Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.  See "Business–Supervision and Regulation" in our Annual Report on Form 10-K for more information.

Restrictions Under Our Tax Benefits Preservation Plan

On November 15, 2011, we entered into a Tax Benefits Preservation Plan (the "Preservation Plan") with our stock transfer agent, American Stock Transfer & Trust Company. Our board of directors adopted the Preservation Plan in an effort to protect the value to our shareholders of our ability to use deferred tax assets such as net operating loss carryforwards to reduce potential future federal income tax obligations. Under federal tax rules, this value could be lost in the event we experienced an "ownership change," as defined in Section 382 of the federal Internal Revenue Code. The Preservation Plan attempts to protect this value by reducing the likelihood that we will experience such an ownership change by discouraging any person who is not already a 5% shareholder from becoming a 5% shareholder (with certain limited exceptions)

On November 15, 2011, our board of directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of our common stock under the terms of the Preservation Plan. The dividend is payable to the holders of common stock outstanding as of the close of business on November 15, 2011 or outstanding at any time thereafter but before the earlier of a "Distribution Date" and the date the Preservation Plan terminates. Each Right entitles the registered holder to purchase from us 1/1000 of a share of our Series C Junior Participating Preferred Stock, no par value per share ("Series C Preferred Stock"). Each 1/1000 of a share of Series C Preferred Stock has economic and voting terms similar to those of one whole share of common stock. The Rights are not exercisable and generally do not become exercisable until a person or group has acquired, subject to certain exceptions and conditions, beneficial ownership of 4.99% or more of the outstanding shares of common stock. At that time, each Right will generally entitle its holder to purchase securities of the Company at a discount of 50% to the current market price of the common stock. However, the Rights owned by the person acquiring beneficial ownership of 4.99% or more of the outstanding shares of common stock would automatically be void. The significant dilution that would result is expected to deter any person from acquiring beneficial ownership of 4.99% or more and thereby triggering the Rights.

To date, none of the Rights have been exercised or have become exercisable because no unpermitted 4.99% or more change in the beneficial ownership of the outstanding common stock has occurred. The Rights will generally expire on the earlier to occur of the close of business on November 15, 2016 and certain other events described in the Preservation Plan, including such date as our board of directors determines that the Preservation Plan is no longer necessary for its intended purposes.

Certain Other Limitations

In addition to the foregoing limitations, our articles of incorporation and bylaws contain provisions that could also have an anti-takeover effect. Some of the provisions also may make it difficult for our shareholders to replace incumbent directors with new directors who may be willing to entertain changes that our shareholders may believe will lead to improvements in our business.

Preferred Stock

Our authorized capital stock includes 200,000 shares of preferred stock, no par value per share. Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations, and relative rights of each series, including dividend rates, terms of redemption, liquidation amounts, sinking fund requirements, and conversion rights, all without any vote or other action on the part of our shareholders. This power is limited by applicable laws or regulations and may be delegated to a committee of our board of directors.

Series B Convertible Preferred Stock

On April 16, 2010, we issued 74,426 shares of Series B Fixed Rate Cumulative Mandatorily Convertible Preferred Stock (the "Series B Convertible Preferred Stock") to the Treasury pursuant to the terms of an Exchange Agreement we entered into with the Treasury on April 2, 2010 (the "Exchange Agreement").  Under the Exchange Agreement, the Treasury accepted the shares of Series B Convertible Preferred Stock in exchange for the entire $72 million in aggregate liquidation value of the shares of Series A Preferred Stock we issued to the Treasury under its Capital Purchase Program, plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million).  The shares of Series B Convertible Preferred Stock have an aggregate liquidation preference equal to $74,426,000, plus accrued but unpaid dividends (which totaled $12,866,000 as of June 30, 2013).

With the exception of being convertible into shares of our common stock, the terms of the Series B Convertible Preferred Stock are substantially similar to the terms of the Series A Preferred Stock that were exchanged.  The Series B Convertible Preferred Stock qualifies as Tier 1 regulatory capital, subject to limitations, and pays cumulative dividends quarterly at a rate of 5% per annum through February 14, 2014, and 9% per annum thereafter. The Series B Convertible Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect such shares. In addition, the Series B Convertible Preferred Stock contains a provision that automatically increases the size of our board of directors by two persons and allows the Treasury to fill the two new director positions at such time that the dividends payable on the Series B Convertible Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive.  These two directors would be elected annually and serve until all accrued and unpaid dividends on the Series B Convertible Preferred Stock have been paid. Because we have deferred dividends on the Series B Convertible Preferred Stock for at least six quarterly dividend periods, the Treasury currently has the right to elect two directors to our board.  At this time, in lieu of electing such directors, the Treasury requested us to allow (and we agreed) an observer to attend our Board of Directors meetings beginning in the third quarter of 2011.  The Treasury continues to retain the right to elect two directors as described above.

The Series B Convertible Preferred Stock may be redeemed by us, subject to prior regulatory approval, at any time at a redemption price per share equal to the greater of (i) the $1,000 liquidation amount plus accrued and unpaid dividends, and (ii) the product of the conversion rate (as described below) and the average of the market prices per share of our common stock over the 20 consecutive trading day period after the notice of redemption is given, plus accrued and unpaid dividends.  In the event of any such redemption, certain rules would apply that would require us to redeem a minimum amount of the outstanding Series B Convertible Preferred Stock.
The Treasury (and any subsequent holder of the shares) has the right to convert the Series B Convertible Preferred Stock into our common stock at any time, subject to the receipt of any applicable approvals.  We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock if the following conditions are met:

(i)	we receive appropriate approvals from the Federal Reserve;

(ii)	at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock;

(iii)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(iv)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock, to the extent required.

On June 23, 2010, we completed the exchange of an aggregate of 5,109,125 newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities.  As a result, we have satisfied the condition to our ability to compel a conversion of the Series B Convertible Preferred Stock that at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock.

If converted by the Treasury (or any subsequent holder) or by us pursuant to either of the above-described conversion rights, each share of Series B Convertible Preferred Stock (liquidation amount of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $750 and the denominator of which is $7.234, referred to as the "conversion rate," provided that such conversion rate will be subject to certain anti-dilution adjustments.

The conversion rate is subject to anti-dilution adjustments that may result in a greater number of shares being issued to the holder of the Series B Convertible Preferred Stock.  Specifically, the conversion rate is subject to adjustment in the event of any of the following:

•	Cash Offering. If we issue shares of our common stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for such shares) to one or more investors other than the Treasury pursuant to an offering providing a minimum aggregate amount of $100 million in cash proceeds to us, including pursuant to the offering described in this prospectus, at a consideration per share (or having a conversion price per share) that is less than 90% of the market price of our common stock on the trading day immediately preceding the pricing of such offering (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock), then the conversion rate is subject to adjustment.

•	Other Issuances of Common Stock. If we otherwise issue shares of our common stock or convertible securities, other than pursuant to certain "permitted transactions" (including issuances to fund acquisitions or in connection with employee benefit plans and compensation arrangements or a public or broadly marketed registered offering for cash), at a consideration per share (or having a conversion price per share) that is less than the conversion rate in effect immediately prior to such issuance, then the conversion rate is subject to adjustment.

•	Stock Splits, Subdivisions, Reclassifications or Combinations. If we (i) pay a dividend or make a distribution on our common stock in shares of our common stock, (ii) subdivide or reclassify the outstanding shares of our common stock into a greater number of such shares, or (iii) combine or reclassify the outstanding shares of our common stock into a smaller number of such shares, then the conversion rate is subject to adjustment.

•	Other Events. The conversion rate is also subject to adjustment in connection with certain distributions to our shareholders (excluding permitted cash dividends and certain other distributions) and in connection with a pro rata repurchase of our common stock. In addition, if any event occurs as to which the other anti-dilution adjustments are not strictly applicable or, if strictly applicable, would not fairly and adequately protect the conversion rights of the Treasury in accordance with their intent, then we must make such adjustments in the application thereof as necessary to protect such conversion rights.

Unless earlier converted by the Treasury (or any subsequent holder) or by us as described above, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on April 16, 2017, the seventh anniversary of the date of issuance.  In any such mandatory conversion, each share of Series B Convertible Preferred Stock (liquidation amount of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $1,000 and the denominator of which is the market price of the Company's common stock at the time of such mandatory conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock).

At the time any shares of Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the shares being converted in cash or, at our option, in shares of our common stock at the same conversion rate as is applicable to the conversion of the Series B Convertible Preferred Stock.

The maximum number of shares of our common stock that may be issued upon conversion of all Series B Convertible Preferred Stock (including any accrued dividends) is 14.4 million, unless we receive shareholder approval to issue a greater number of shares.

As part of the terms of the Exchange Agreement, we also amended and restated the terms of the Warrant, dated December 12, 2008, issued to the Treasury to purchase 346,154 shares of our common stock.  The amended and restated Warrant issued upon the closing of the Exchange Agreement adjusted the exercise price of the Warrant to be the same as the conversion rate applicable to the Series B Convertible Preferred Stock described above.

As a result of the transactions contemplated by the Exchange Agreement, all outstanding shares of Series A Preferred Stock were surrendered in exchange for the Series B Convertible Preferred Stock.  As a result, our only series of preferred stock issued and outstanding is our Series B Convertible Preferred Stock.

On July 26, 2013, we entered into the Redemption Agreement with the Treasury.  Under the Redemption Agreement, the Treasury has agreed to sell to us all of the Series B Convertible Preferred Stock (including all accrued but unpaid dividends) and the related Warrant for an aggregate purchase price of $81.0 million.  The closing of the purchase and sale contemplated by the Redemption Agreement is conditioned upon our receipt of applicable regulatory approvals and our completion of one or more cash equity raises of $86.0 million or more in gross proceeds.  In lieu of pursuing the conversion of the Series B Convertible Preferred Stock into shares of our common stock, this offering is intended to allow us to cause the redemption of the Series B Convertible Preferred Stock (including accrued and unpaid dividends) and the related Warrant pursuant to the Redemption Agreement.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement with Keefe, Bruyette & Woods, Inc., as the representatives of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of our common stock set forth opposite its name in the table below.

Name	Number of Shares

Keefe, Bruyette & Woods, Inc.	[●]
Sandler O'Neill & Partners, L.P.	[●]
Boenning & Scattergood, Inc.	[●]

Total	[●]

The underwriting agreement provides that the underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter.  The underwriting agreement provides that the underwriters' several obligations to purchase our shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents and legal opinions to the underwriters.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of common stock offered by this prospectus, if any such shares of common stock are purchased.  However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters' over-allotment option described below, unless and until they exercise this option.

The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.  The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Offering Price

We have been advised that the underwriters propose to offer the shares of common stock to the public at the offering price set forth on the cover of this prospectus and to certain selected dealers at this price, less a concession not in excess of $[●] per share.  The underwriters may allow, and any selected dealers may reallow, a concession not to exceed $[●] per share to certain brokers and dealers.  After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of [●] additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus.  To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts.  We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised.  The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

Commissions and Expenses

The following table shows the per share and total underwriting discount that we will pay to the underwriters.  These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Per Share	Total Without Option Exercised	Total With Option Exercised

Public offering price	$	$	$
Underwriting discount	$	$	$

We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $[●].

Lock-Up Agreements

We, our executive officers and our directors have agreed that for a period of [●] days from the date of this prospectus (subject to possible extension), neither we nor any of our executive officers or directors will, without the prior written consent of Keefe, Bruyette & Woods, Inc., on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.  The [●]-day restricted period described above will be automatically extended if (1) during the last 17 days of the [●]-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the [●]-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day the [●]-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.  Keefe, Bruyette & Woods, Inc. in its sole discretion may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

We and our bank, jointly and severally, have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Prospectus Delivery

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters.  In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus electronically.  Keefe, Bruyette & Woods, Inc., as representatives for the several underwriters, may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders.  The representatives will allocate shares of common stock to underwriters that may make Internet distributions on the same basis as other allocations.  Other than this prospectus in electronic format, the information on any of these web sites and any other information contained on a web site maintained by an underwriter or syndicate member is not part of this prospectus.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The Nasdaq Global Select Market, may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act.  Rule 103 permits passive market making activity by the participants in our common stock offering.  Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock.  Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker.  In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security.  If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded.  Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached.  The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act as set forth below:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market;

•	Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering; and

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock.  As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.  Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock.  These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus.  Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

LEGAL MATTERS

The validity of the shares of common stock to be issued in this offering will be passed upon for us by Varnum LLP, Grand Rapids, Michigan.  Certain legal matters related to this offering are being passed upon for the underwriters by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

11,500,000 Shares
Common Stock

_________________________

PROSPECTUS

[●]
_________________________

Keefe, Bruyette & Woods
                                                   A Stifel Company

Sandler O'Neill + Partners, L.P.

Boenning & Scattergood, Inc.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision whether to invest in our common stock, you should not rely upon any information other than the information that is in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that the information in this prospectus is current after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation in unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting commissions, to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All of the amounts shown are estimates, except the SEC Registration Fee and the FINRA Filing Fee.

Amount
SEC Registration Fee	$15,000
Registrant's Legal Fees and Expenses	250,000
Registrant's Accounting Fees and Expenses	200,000
Printing and EDGAR Expenses	75,000
FINRA Filing Fee	15,000
Blue Sky Legal Fees	10,000
Other	35,000

Total	$600,000

Item 14.	Indemnification of Directors and Officers.

Michigan Business Corporation Act

The Company is organized under the Michigan Business Corporation Act (the "MBCA") which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney's fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorney's fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against expenses incurred in the action.

The MBCA also permits a Michigan corporation to purchase and maintain on behalf of such a person insurance against liabilities incurred in such capacities. IBC has obtained a policy of directors' and officers' liability insurance.

The MBCA further permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the MBCA does not eliminate or limit the liability of a director for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA; or (iv) an intentional criminal act. If a Michigan corporation adopts such a provision, then the Michigan corporation may indemnify its directors without a determination that they have met the applicable standards for indemnification set forth above, except, in the case of an action or suit by or in the right of the corporation, only against expenses reasonably incurred in the action. The foregoing does not apply if the director's actions fall into one of the exceptions to the limitation on personal liability discussed above, unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.

IBC's Articles of Incorporation and Bylaws

The Company's Restated Articles of Incorporation, as amended, provide, among other things, for the indemnification of directors and officers and authorize the Board of Directors to indemnify other persons in addition to the officers and directors. Directors and officers are indemnified against any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding in which the director or officer is a witness or which is brought against such officer or director while serving at the request of the Company.

Insurance

The Company's Restated Articles of Incorporation, as amended, authorize the purchase of insurance for indemnification purposes and that the right of indemnity in the Restated Articles of Incorporation, as amended, is not the exclusive means of indemnification.

Indemnification Agreements

The Company has entered into Indemnification Agreements with each of its directors that provides for additional indemnity protection for the directors, consistent with the provisions of the MBCA.

For the undertaking with respect to indemnification, see Item 17 below.

Item 15.	Recent Sales of Unregistered Securities.

On July 7, 2010 we executed an Investment Agreement and Registration Rights Agreement with Dutchess Opportunity Fund, II, LP ("Dutchess") for the sale of shares of our common stock. These agreements serve to establish an equity line facility as a contingent source of liquidity at the parent company level. Pursuant to the Investment Agreement, Dutchess committed to purchase up to $15.0 million of our common stock over a 36-month period ending November 1, 2013. We have the right, but no obligation, to draw on this equity line facility from time to time during such 36-month period by selling shares of our common stock to Dutchess. The sales price is at a 5% discount to the market price of our common stock at the time of the draw (as such market price is determined pursuant to the terms of the Investment Agreement).

Through the date of this prospectus, we have sold a total of 1.40 million shares (0.17 million shares during 2013, 0.45 million shares during 2012, 0.43 million shares during 2011 and 0.35 million shares during 2010) of our common stock to Dutchess under this equity line for total net proceeds of approximately $4.2 million. The Company issued the shares of common stock to Dutchess under the Investment Agreement pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, due to the fact that the offering of the shares was made on a private basis to a single purchaser and in accordance with written guidance of the SEC's Division of Corporation Finance pertaining to equity line facility transactions.  At the present time, we have shareholder approval to sell approximately 2.6 million additional shares under this equity line.  However, if the offering described in this prospectus is successful, we do not expect to sell any additional shares under this equity line.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit Number	Description

1.1	Form of Underwriting Agreement.**

3.1
Restated Articles of Incorporation, conformed through May 12, 2009 (incorporated herein by reference to Exhibit 3.1 to our Form S-4 Registration Statement dated January 27, 2010, filed under registration No. 333-164546).

3.1(a)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated February 1, 2010 and filed February 3, 2010).

3.1(b)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 9, 2010 and filed April 9, 2010).

3.1(c)
Certificate of Designations for Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

3.1(d)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated August 31, 2010 and filed August 31, 2010).

3.1(e)
Certificate of Designations for Series C Junior Participating Preferred Stock, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 4.2 to our Registration Statement on Form 8-A dated November 15, 2011 and filed November 15, 2011).

3.2
Amended and Restated Bylaws, conformed through December 8, 2008 (incorporated herein by reference to Exhibit 3.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.1	Certificate of Trust of IBC Capital Finance II dated February 26, 2003 (incorporated herein by reference to Exhibit 4.1 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.2	Amended and Restated Trust Agreement of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.2 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.3	Preferred Securities Certificate of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.3 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.4	Preferred Securities Guarantee Agreement dated March 19, 2003 (incorporated herein by reference to Exhibit 4.4 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.5	Agreement as to Expenses and Liabilities dated March 19, 2003 (incorporated herein by reference to Exhibit 4.5 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.6	Indenture dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.7
First Supplemental Indenture of Independent Bank Corporation issued to IBC Capital Finance II dated as of April 1, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-4/A Registration Statement dated April 5, 2010, filed under registration No. 333-164546).

4.8
8.25% Junior Subordinated Debenture of Independent Bank Corporation issued for IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.7 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.9
Cancellation Direction and Release between Independent Bank Corporation, IBC Capital Finance II and U.S. Bank National Association dated as of June 23, 2010 and related Irrevocable Stock Power (incorporated herein by reference to Exhibit 4.9 to our Form S-1 Registration Statement dated July 8, 2010).

4.19
Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.20
Warrant dated December 12, 2008 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.21
Certificate for the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8‑K dated April 16, 2010 and filed April 21, 2010).

4.22
Amended and Restated Warrant dated April 16, 2010 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8‑K dated April 16, 2010 and filed April 21, 2010).

4.23
Tax Benefits Preservation Plan, including exhibits, dated as of November 15, 2011, by and between Independent Bank Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form 8-A filed November 15, 2011).

4.24	Form of Right Certificate (incorporated in this Exhibit 4.15 by reference to Exhibit B of the Plan, included as Exhibit 4.1 to our Registration Statement on Form 8-A filed November 15, 2011).

5.1	Opinion of Varnum LLP.**

10.1	Deferred Benefit Plan for Directors (incorporated herein by reference to Exhibit 10(C) to our report on Form 10-K for the year ended December 31, 1984).*

10.2
First Amendment to Amended and Restated Deferred Compensation and Stock Purchase Plan for Nonemployee Directors, effective March 1, 2012 (incorporated herein by reference to Exhibit 10.1 to our annual report on Form 10-K for the year ended December 31, 2011, filed on March 13, 2012).*

10.3	Amended and Restated Deferred Compensation and Stock Purchase Plan for Nonemployee Directors (incorporated herein by reference to Exhibit 10.2 to our report on Form 10-K filed March 10, 2011.)*

10.4
Form of Restricted Stock Unit Grant Agreement as executed with certain executive officers (incorporated herein by reference to Exhibit 10.2 to our report on Form 10-Q for the quarter ended March 31, 2011, filed on May 9, 2011.)

10.5
Purchase and Assumption Agreement, dated as of May 23, 2012, by and between Independent Bank and Chemical Bank (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated May 23, 2012 and filed May 30, 2012).

10.6
The form of Indemnity Agreement approved by our shareholders at its April 19, 1988 Annual Meeting, as executed with all of the Directors of the Registrant (incorporated herein by reference to Exhibit 10(F) to our report on Form 10-K for the year ended December 31, 1988).

10.7
Non-Employee Director Stock Option Plan, as amended, approved by our shareholders at its April 15, 1997 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated July 28, 1997, filed under registration No. 333-32269).

10.8
Employee Stock Option Plan, as amended, approved by our shareholders at its April 17, 2000 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated October 8, 2000, filed under registration No. 333-47352).

10.9
The form of Management Continuity Agreement as executed with executive officers and certain senior managers (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 1998).

10.10
Independent Bank Corporation Long-Term Incentive Plan, as amended through April 23, 2013, (incorporated herein by reference to Appendix A to our proxy statement on Form DEF 14A filed with the SEC on March 13, 2013).*

10.11
Letter Agreement, dated as of December 12, 2008, between Independent Bank Corporation and the United States Department of the Treasury, and the Securities Purchase Agreement—Standard Terms attached thereto (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.12
Form of Letter Agreement executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.13
Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), and Stefanie M. Kimball (Executive Vice President and Chief Lending Officer) (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 21, 2010).

10.14
Exchange Agreement, dated April 2, 2010, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated April 2, 2010 and filed on April 2, 2010).

10.15
Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), and Stefanie M. Kimball (Executive Vice President and Chief Lending Officer) and Mark L. Collins (Executive Vice President and General Counsel)  (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 21, 2010).

10.16
Technology Outsourcing Renewal Agreement, dated as of April 1, 2006, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10 to our report on Form 10-Q for the quarter ended March 31, 2006).

10.17
Amendment to Technology Outsourcing Renewal Agreement, dated July 22, 2010, by and between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated July 22, 2010 and filed on July 27, 2010.)

10.18
Consulting and Transition Agreement, dated February 16, 2011, by and among Independent Bank Corporation, Independent Bank, and Michael M. Magee, Jr. (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated February 15, 2011 and filed on February 16, 2011).

10.19
Securities Purchase Agreement, dated July 26, 2013, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated July 26, 2013 and filed on August 1, 2013).

21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to our report on Form 10-K for the year ended December 31, 2009).

23.1	Consent of Crowe Horwath LLP.**

23.2	Consent of Varnum LLP (as contained in Exhibit 5.1).**

24.1	Power of Attorney. **

99.1
Investment Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.1 to our Form S-1 Registration Statement dated July 8, 2010 and filed on July 8, 2010).

99.2
Registration Rights Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.2 to our registration statement on Form S-1 dated July 8, 2010 and filed on July 8, 2010).

* Represents a compensation plan.

** Previously filed.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned registrant hereby undertakes:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ionia, State of Michigan, on August 22, 2013.

Independent Bank Corporation
(Registrant)

By:	/s/ Robert N. Shuster	Date: August 22, 2013
Robert N. Shuster
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Robert N. Shuster	Executive Vice President and Chief Financial	August 22, 2013
Robert N. Shuster	Officer (Principal Financial Officer)

/s/ William B. Kessel	Director, President and Chief Executive Officer	August 22, 2013
William B. Kessel	(Principal Executive Officer)

/s/ James J. Twarozynski	Senior Vice President and Controller	August 22, 2013
James J. Twarozynski	(Principal Accounting Officer)

*	Director	August 22, 2013
Donna J. Banks

*	Director	August 22, 2013
Jeffrey A. Bratsburg

*	Director	August 22, 2013
Stephen L. Gulis, Jr.

*	Director	August 22, 2013
Terry L. Haske

*	Director	August 22, 2013
Robert L. Hetzler

Signature	Capacity	Date

*	Director	August 22, 2013
James E. McCarty

Director
Charles A. Palmer

*	Director	August 22, 2013
Charles C. Van Loan

*	Director	August 22, 2013
Michael M. Magee, Jr.

*	Director	August 22, 2013
William J. Boer

By:	/s/ Robert N. Shuster
*By Robert N. Shuster, Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.**

3.1
Restated Articles of Incorporation, conformed through May 12, 2009 (incorporated herein by reference to Exhibit 3.1 to our Form S-4 Registration Statement dated January 27, 2010, filed under registration No. 333-164546).

3.1(a)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated February 1, 2010 and filed February 3, 2010).

3.1(b)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 9, 2010 and filed April 9, 2010).

3.1(c)
Certificate of Designations for Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

3.1(d)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated August 31, 2010 and filed August 31, 2010).

3.1(e)
Certificate of Designations for Series C Junior Participating Preferred Stock, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 4.2 to our Registration Statement on Form 8-A dated November 15, 2011 and filed November 15, 2011).

3.2
Amended and Restated Bylaws, conformed through December 8, 2008 (incorporated herein by reference to Exhibit 3.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.1	Certificate of Trust of IBC Capital Finance II dated February 26, 2003 (incorporated herein by reference to Exhibit 4.1 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.2	Amended and Restated Trust Agreement of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.2 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.3	Preferred Securities Certificate of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.3 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.4	Preferred Securities Guarantee Agreement dated March 19, 2003 (incorporated herein by reference to Exhibit 4.4 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.5	Agreement as to Expenses and Liabilities dated March 19, 2003 (incorporated herein by reference to Exhibit 4.5 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.6	Indenture dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.7
First Supplemental Indenture of Independent Bank Corporation issued to IBC Capital Finance II dated as of April 1, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-4/A Registration Statement dated April 5, 2010, filed under registration No. 333-164546).

4.8
8.25% Junior Subordinated Debenture of Independent Bank Corporation issued for IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.7 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.9
Cancellation Direction and Release between Independent Bank Corporation, IBC Capital Finance II and U.S. Bank National Association dated as of June 23, 2010 and related Irrevocable Stock Power (incorporated herein by reference to Exhibit 4.9 to our Form S-1 Registration Statement dated July 8, 2010).

4.10	Certificate of Trust of IBC Capital Finance III dated May 25, 2007 (incorporated herein by reference to Exhibit 4.4 to our Registration Statement on Form S-4 filed on January 27, 2010).

4.11
Amended and Restated Trust Agreement of IBC Capital Finance III dated March 31, 2007 (incorporated herein by reference to Exhibit 4.5 to our Registration Statement on Form S-4 filed on January 27, 2010).

4.12
Junior Subordinated Indenture of Independent Bank Corporation issued for IBC Capital Finance III dated May 31, 2007 (incorporated herein by reference to Exhibit 4.6 to our Registration Statement on Form S-4 filed on January 27, 2010).

4.13	Certificate of Trust of IBC Capital Finance IV dated September 4, 2007 (incorporated herein by reference to Exhibit 4.7 to our Registration Statement on Form S-4 filed on January 27, 2010).

4.14
Amended and Restated Declaration of Trust of IBC Capital Finance IV dated September 6, 2007 (incorporated herein by reference to Exhibit 4.8 to our Registration Statement on Form S-4 filed on January 27, 2010).

4.15
Indenture of Independent Bank Corporation issued for IBC Capital Finance IV dated September 6, 2007 (incorporated herein by reference to Exhibit 4.9 to our Registration Statement on Form S-4 filed on January 27, 2010).

4.16	Certificate of Trust of Midwest Guaranty Trust I dated October 11, 2002 (incorporated herein by reference to Exhibit 4.10 to our Registration Statement on Form S-4 filed on January 27, 2010).

4.17
Amended and Restated Declaration of Trust of Midwest Guaranty Trust I dated October 29, 2002 (incorporated herein by reference to Exhibit 4.11 to our Registration Statement on Form S-4 filed on January 27, 2010).

4.18
Indenture of Midwest Guaranty Bancorp, Inc. issued for Midwest Guaranty Trust I dated October 29, 2002 (incorporated herein by reference to Exhibit 4.12 to our Registration Statement on Form S-4 filed on January 27, 2010).

4.19
Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.20
Warrant dated December 12, 2008 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.21
Certificate for the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8‑K dated April 16, 2010 and filed April 21, 2010).

4.22
Amended and Restated Warrant dated April 16, 2010 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8‑K dated April 16, 2010 and filed April 21, 2010).

4.23
Tax Benefits Preservation Plan, including exhibits, dated as of November 15, 2011, by and between Independent Bank Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form 8-A filed November 15, 2011).

4.24	Form of Right Certificate (incorporated in this Exhibit 4.15 by reference to Exhibit B of the Plan, included as Exhibit 4.1 to our Registration Statement on Form 8-A filed November 15, 2011).

5.1	Opinion of Varnum LLP.**

10.1	Deferred Benefit Plan for Directors (incorporated herein by reference to Exhibit 10(C) to our report on Form 10-K for the year ended December 31, 1984).*

10.2
First Amendment to Amended and Restated Deferred Compensation and Stock Purchase Plan for Nonemployee Directors, effective March 1, 2012 (incorporated herein by reference to Exhibit 10.1 to our annual report on Form 10-K for the year ended December 31, 2011, filed on March 13, 2012).*

10.3	Amended and Restated Deferred Compensation and Stock Purchase Plan for Nonemployee Directors (incorporated herein by reference to Exhibit 10.2 to our report on Form 10-K filed March 10, 2011.)*

10.4
Form of Restricted Stock Unit Grant Agreement as executed with certain executive officers (incorporated herein by reference to Exhibit 10.2 to our report on Form 10-Q for the quarter ended March 31, 2011, filed on May 9, 2011.)

10.5
Purchase and Assumption Agreement, dated as of May 23, 2012, by and between Independent Bank and Chemical Bank (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated May 23, 2012 and filed May 30, 2012).

10.6
The form of Indemnity Agreement approved by our shareholders at its April 19, 1988 Annual Meeting, as executed with all of the Directors of the Registrant (incorporated herein by reference to Exhibit 10(F) to our report on Form 10-K for the year ended December 31, 1988).

10.7
Non-Employee Director Stock Option Plan, as amended, approved by our shareholders at its April 15, 1997 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated July 28, 1997, filed under registration No. 333-32269).

10.8
Employee Stock Option Plan, as amended, approved by our shareholders at its April 17, 2000 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated October 8, 2000, filed under registration No. 333-47352).

10.9
The form of Management Continuity Agreement as executed with executive officers and certain senior managers (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 1998).

10.10
Independent Bank Corporation Long-Term Incentive Plan, as amended through April 23, 2013, (incorporated herein by reference to Appendix A to our proxy statement on Form DEF 14A filed with the SEC on March 13, 2013).*

10.11
Letter Agreement, dated as of December 12, 2008, between Independent Bank Corporation and the United States Department of the Treasury, and the Securities Purchase Agreement—Standard Terms attached thereto (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.12
Form of Letter Agreement executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.13
Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), and Stefanie M. Kimball (Executive Vice President and Chief Lending Officer) (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 21, 2010).

10.14
Exchange Agreement, dated April 2, 2010, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated April 2, 2010 and filed on April 2, 2010).

10.15
Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), and Stefanie M. Kimball (Executive Vice President and Chief Lending Officer) and Mark L. Collins (Executive Vice President and General Counsel)  (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 21, 2010).

10.16
Technology Outsourcing Renewal Agreement, dated as of April 1, 2006, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10 to our report on Form 10-Q for the quarter ended March 31, 2006).

10.17
Amendment to Technology Outsourcing Renewal Agreement, dated July 22, 2010, by and between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated July 22, 2010 and filed on July 27, 2010.)

10.18
Consulting and Transition Agreement, dated February 16, 2011, by and among Independent Bank Corporation, Independent Bank, and Michael M. Magee, Jr. (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated February 15, 2011 and filed on February 16, 2011).

10.19
Securities Purchase Agreement, dated July 26, 2013, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by referenced to Exhibit 10.1 to our current report on Form 8-K dated July 26, 2013 and filed on August 1, 2013).

21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to our report on Form 10-K for the year ended December 31, 2009).

23.1	Consent of Crowe Horwath LLP.**

23.2	Consent of Varnum LLP (as contained in Exhibit 5.1).**

24.1	Power of Attorney. **

99.1
Investment Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.1 to our Form S-1 Registration Statement dated July 8, 2010 and filed on July 8, 2010).

99.2
Registration Rights Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.2 to our registration statement on Form S-1 dated July 8, 2010 and filed on July 8, 2010).

* Represents a compensation plan.

** Previously filed.